AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 29, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment Number 3

to

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HARTVILLE GROUP, INC.

(Exact name of registrant as specified in its charter)

Nevada	333-110630.	94-3360099
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1597 North Main Street, North Canton, Ohio	44720
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (330) 305-1352

_________________________________________________

(Former name or former address, if changed since last report)

_________________________________________________

(Name, Address and Telephone Number of Agent for Service)

Copies of communications to:

JOSEPH I. EMAS

1224 WASHINGTON AVENUE

MIAMI BEACH, FLORIDA 33139

TELEPHONE NO.: (305) 531-1174

FACSIMILE NO.: (305) 531-1274

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following.    ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Common stock	9,946,316	$6.81 per share	$67,734,411.96	$8,582
Shares of Common Stock underlying Warrants	578,947	$6.81 per share	$3,942,629.07	$500

(1)	Pursuant to Rule 457, this price is calculated based upon the average of the high and low price as reported on the Over-the-Counter Bulletin Board June 28, 2004.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS DECLARED EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

SUBJECT TO COMPLETION, DATED June     , 2004

10,525,263 SHARES COMMON STOCK

INCLUDING SHARES UNDERLYING WARRANTS

The Selling Shareholders named in this prospectus are offering all of our shares of common stock offered through this prospectus. Hartville Group, Inc. will not receive any proceeds from this offering.

This Prospectus covers the proposed registration of up to 10,525,263 shares of Common Stock ($ 0.001 par value) (the “Shares”) of Hartville Group, Inc. (“we”, “us”, “our” or the “Hartville Group”) for resale by the selling stockholders as listed herein. We will not receive any of the proceeds from the sale of the shares by the selling stockholders, although we will receive proceeds from the exercise of certain warrants (the underlying Shares of such warrants are being registered in this Prospectus). We will pay all expenses of registration incurred in connection with this offering estimated at $33,667, but the selling stockholders will pay all of their selling commissions, brokerage fees and related expenses.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that none of them has any agreement or understanding, directly or indirectly, with any person to distribute the common stock In addition, W. Russell Smith and Dr. Tom Neuzil as our directors and Barron Partners, LP as an affiliate can be considered “underwriters” and, if so designated, will conduct their offering at the fixed price of $6.81 for the duration of the offering.

The total costs of this offering, estimated at $33,667, shall be borne by us.

Our common stock is traded on the “Over the Counter” under the symbol “HTVL.”

The purchase of the securities offered through this prospectus involves a high degree of risk. See section entitled “Risk Factors” on pages 11 through 16.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Date of this Prospectus is: June     , 2004

All dealers that effect transactions in these securities whether or not participating in this offering may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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ii

Prospectus Summary

You should read the following summary together with the more detailed information and our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. Unless otherwise noted, references in this prospectus to “Hartville”, “we”, “us” and “our” refer to Hartville Group, Inc. and its subsidiaries and not to the selling stockholders. You should read the entire prospectus, including the financial statements and related notes, before making a decision to purchase our securities.

Because this is a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus. You should consider the information set forth under “Risk Factors” and our financial statements and accompanying notes that appear elsewhere in this prospectus.

Hartville Group, Inc. was incorporated in the State of Nevada on February 1, 2001 as a holding company of Petsmarketing Insurance.com Agency, Inc., incorporated in the state of Ohio on March 31, 2000, which sells sickness and accident policies for domestic household pets, and for Hartville Insurance Company, LTD, which was incorporated in the Cayman Islands on October 19, 2001 and holds a restricted class B Insurer’s License under the law of the Cayman Islands. Class B Insurer is the designation given by the Monetary Authorities of the Cayman Islands for a property and casualty insurance company. This class designates that a company is not authorized to write business other than policy administration and claims; for example we could not accept life insurance risk.

Our principal offices are located at 1597 North Main Street, North Canton, Ohio 44720.

About Hartville Group

Hartville Group, Inc. (“Hartville Group”) is a holding company formed in the State of Nevada whose wholly-owned subsidiaries include Hartville Insurance Company, Ltd (“Hartville”) and Petsmarketing Insurance.com Agency, Inc. (“Agency”). Hartville is a reinsurance company that is registered in the Cayman Islands, British West Indies. Hartville was formed to reinsure pet health insurance that is currently being marketed by the Agency.

The Agency is primarily a marketing/administration company concentrating on the sale of its proprietary health insurance plans for domestic pets. Its business plan calls for introducing its product effectively and efficiently through a variety of distribution systems. Hartville Group presently accepts applications, underwrites and issues policies electronically. Petsmarketing, through its proprietary policy fulfillment system - PUPPS- has the capability to provide online quotes, generate specific applications, approve applications, issue policies, and monitor claim trends on a proactive basis. This capability enables Hartville Group to effectively manage and control losses. Also, having the ability to recognize loss trends early enables Hartville Group to amend underwriting guidelines quickly, thereby controlling and delivering appropriate underwriting margins.

Hartville takes a quota share participation on the pet health insurance originated by the Agency. Quota share participation is where insurers elect to assume a certain percentage of risk and thereby share in the amount of claims paid under policies. For example, three insurers elect to assume all the risk under a policy: insurer 1 takes 60% of risk, insurer 2 takes 30% and insurer 3 takes 10%. If a 1,000 claim was made each insurer would be responsible for their percentages; insurer 1 would pay $600, insurer 2 would pay $300 and insurer 3 would pay $100. The product, known as the Petshealth Care Plan works like most major medical plans for people. The plan pays eighty (80) percent of all veterinary costs and medications received for any covered illness or injury (accident) following the annual deductible of $100 per pet. Selected plans provide coverage for routine vaccinations, heartworm testing and flea preventive medications, dental cleanings, and all plans cover the cost to spay or neuter a pet. Pet owners are free to use any veterinarian in the United States and all plans provide a thirty day right to return trial period . In the event that a policyholder is not completely satisfied with the plan and if they have not filed a claim, they can return the policy within thirty days for a full refund (flat cancellation).

There are three plans offered, Basic, Value, and Choice, and they have the following per incident and policy limits, respectively:

Basic	$1,500/$8,000
Value	$3,500/$11,000
Choice	$5,000/$13,000

The current offering (policy) is restricted to only dogs and cats.

The Agency is licensed in 47 states and has filed applications with another 3 states with the objective to receive authorization to act as insurance agency in all 50 states of the United States.

Pet health insurance coverage has been successfully marketed in Europe for many years. Hartville Group plans to follow the proven practices of the European market. The management has carefully researched the available market and has concluded that there is a significant demand in the U.S. for companion pet health insurance.

Studies by the American Veterinary Medical Association (AVMA), veterinary colleges, and market researchers have concluded there is a demand among pet owners and veterinarians for affordable, comprehensive pet health insurance. Articles in veterinary journals and consumer publications reinforce this demand and the high intrinsic value pet owners place on protecting their human-to-companion pet bonding.

To management’s knowledge, the U.S. has the largest population of companion animals in the world. Pets occupy an important place in more than 60% of all U.S. households. Management estimates that there are more than 112 million dogs and cats in the U.S. Management further estimates that, as a market, owners of companion pets include over 58 million (6 out of 10 households), and their numbers are growing. To management’s knowledge, each year consumers in this market spend more than $10.1 billion for the care of their pets.

Increasingly, companion animals are considered by their owners as “members of the family”. The American Animal Hospital Association (AAHA) reports that 81 percent of pet owners think of their pets as family members or even “children”. With growing frequency, young professionals, childless couples, “empty nesters”, and senior citizens report that they depend on their pets for companionship and emotional bonding.

A study conducted by the University of Nevada in 1995, entitled An Analysis of Pet Health Care Insurance concluded, “over half of U.S. pet owning households were willing to purchase health insurance for their pets.” The Wall Street Journal reported in early 1996 that hundreds of thousands of pet owners willingly pay “insurance premiums to ensure that their animals get first-rate health care coverage.”

Most HMO or “discount” plans are normally restricted to a limited number of local veterinary practices. Pet owners must patronize only those practices. The HMO-type plan is not portable to other veterinary practices or other parts of the U.S. when the owner is transferred or traveling, or if the owner has different veterinarian specialist needs for one of their pets. The number of participating veterinarians is relatively small. They are located primarily in the affluent suburbs. Such limited and local geographic plans emerged because of an absence of insurance alternatives. Pet owners continue to voice a strong demand for comprehensive veterinary health insurance coverage and the freedom to choose their own veterinarians, not unlike their own human health care needs.

The Resale Offering

Issuer	Hartville Group, Inc.

Securities Being Offered	9,946,316 shares of our common stock and 578,947 shares of our common stock underlying the warrants will be resold by our Selling Shareholders. The offering price will be determined by market factors and the independent decisions of the Selling Shareholders.

Warrants	The warrants are exercisable from the date on which they are issued (October 20, 2003) and provide for the purchase one share of our common stock at a purchase price of $1.90 per share, subject to adjustment. The Warrant includes, but not be limited to, an expiration date of three (3) years from the date of issuance or eighteen months of effectiveness of a registration statement, whichever is longer and a call provision if the average price of our Common Stock as listed on a nationally public securities market is 122% of the exercise price for a period of twenty consecutive trading days and the Registration Statement is effective for such twenty consecutive trading days, whereby Hartville Group may call the Warrant and pay to the holder of the Warrant $0.001 per warrant.

Common Stock to be	Before the exercise of any warrants: 12,167,522

Outstanding after this resale offering	Assuming the exercise of all the warrants: 12,746,469

Use of Proceeds	We will not receive any proceeds from the sale of our common stock by the Selling Shareholders.

SUMMARY FINANCIAL INFORMATION

The following is a summary of our financial data contained in this prospectus. This information reflects our operations for the period from December 31, 2002 to December 31, 2003 and from inception to December 31, 2003, are derived from, and are qualified by reference to, our financial statements which have been compiled by Pollard-Kelley Auditing Services, Inc., our independent public accountant. The information below should be read in conjunction with our consolidated financial statements and notes included in this prospectus. Our historical operating results are not necessarily indicative of the results of any future period.

Summary Financial information

From December 31, 2002 to December 31, 2003
Total Revenue	$4,811,850
Net Income	$860,418
Net Income per Common Share	$0.18
Net Cash Provided from Operating Activities	$1,561,808
Net Cash Provided from Investing Activities	$(1,328,311)
Net Cash Provided from Financing Activities	$6,818,159

Balance Sheet Data	As of December 31, 2003
Cash and Cash Equivalents	$7,653,463
Total current assets	$8,564,712
Total current liabilities	$1,605,095
Total liabilities	$1,630,798
Total stockholders’ equity, additional paid in capital and retained earnings	$8,915,987
Total liabilities and stockholders’ equity and additional paid in capital	$10,546,785

Risk Factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. We caution you to review the cautionary statements set forth in this prospectus. Please refer to “Risks Associated with Forward-looking Statements” on page 16.

Risks Related To Our Business

Many other pet insurance companies have gone out of business and without development and growth, we may not be continue as a viable entity.

There have been numerous companies that have sold or attempted to sell pet insurance in the United States, but are either no longer selling pet insurance or have gone out of business. As with our competitors, we believe that the development and growth of the market for pet insurance depends primarily on the effectiveness of our marketing activities in developing consumer awareness and acceptance. There is no assurance that we will be able to maintain adequate capitalization to finance our future growth, overcome the lack of consumer awareness and acceptance, and achieve sustained profitability.

We are dependent on U.S. property and casualty insurance companies without which we may not be able to operate our business.

We are dependent on U.S. property and casualty insurance companies with which to sell our policies to pet owners. The service of insurance companies allowing other non-US licensed companies to write business on their behalf is called fronting. The insurance company that provide provides this service to us charges a fee. The risk associated with this relationship is as follows: the fee charge can vary by year which would impact profits; typical fronting companies assume no risk and thereby the program must at all times be fully reinsured by accepted companies; acceptable companies varies by fronting insurers, in short limiting our reinsurance markets; the fronting company with a little as 90- days and not more than 180-days can choose to no longer front this product thereby ending our ability to sell the policy and realize revenues.

We have limited allocation of our revenues to use for marketing our product which may result in negative cashflow operations.

Marketing presents a challenge in that only 30% of the revenues derived from premiums are allocated to the marketing agency plan administration. The remaining 70% of revenues is allocated to the reinsurers to pay claims. Marketing agency plan is the electronic checkout messaging at grocery and pet super stores when consumers purchase pet products. We pay a fee per message print and if the number of gross initial responses is less than 1.5% of the total electronic checkout messages printed presents a return on marketing dollar loss, i.e., cash flow. Furthermore, of these gross initial responses if the less than 20% covert to actual policy sales, again a marketing dollar loss, i.e., cash flow is created. If the leads generated by marketing campaigns do not convert to a sufficient number of policies, the consequence could result in negative cashflow operations.

Corrective underwriting actions rely on State Insurance Departments approval without which we may be limited in our ability to produce revenues .

Since insurance coverage is regulated by various State Insurance Departments, rates and forms must be accepted by each such State Insurance Department. When rates and/or forms amendments must be reviewed by a State Insurance Department, the process can be time consuming, resulting in restricting our ability to provide corrective underwriting actions, resulting in limiting our ability to produce revenues.

Limited surplus capacity (ability to write insurance policies ) can have an adverse impact on our revenues.

Surplus capacity is a company’s ability to write insurance policies. If sales grow at a rate greater than a company can grow its surplus as a quota share insurer, such company could have to reduce its risk participation in order to write business or stop writing business. Insurance company typically can write four times their surplus; for example, with $1 million surplus reserves a company could write $4 million in premiums if they were assuming 100% of the claims risk. If premium sales grew to $5 million, such company would have to: a) increase reserves; b) reduce its risk participation from 100% to 80%; or c) cease writing business until reserves could be increased. Thus, any reduction of our surplus capacity would have an adverse impact on our business, financial condition and operating results.

We are subject to domestic Government regulation and licenses that, if do not maintain, will have a material adverse effect on our business.

Most aspects of our operations are regulated by government agencies. Each state of the United States of America regulates the conduct of Insurance business within its borders. This is done by the Department of Insurance, a subdivision of the State Government. The Department sets forth the policies of insurance that may be sold in the state and licenses all persons that sell policies. Our 100% owned subsidiary Petsmarketing

Insurance.Com agency is licensed by 47 State Departments of Insurance. There can be no assurances that we will be able to maintain our licenses if current laws are materially altered or if current regulations are materially altered. Loss of any would have a material adverse effect on our business, financial condition and operating results.

We are subject to international Government regulation and licenses that, if do not maintain, will have a material adverse effect on our business.

Our 100% owned subsidiary Hartville Insurance Company, Ltd is licensed as a reinsurance company by the government—Monetary Authority—of the Cayman Islands, British West Indies. The government regulates the kind of policies we may reinsure, who may manage our subsidiary, the way our subsidiaries’ finances are maintained, and the way the resources of our subsidiary may be invested. There can be no assurances that we will be able to maintain our licenses if current laws are materially altered or if current regulations are materially altered. Loss of any would have a material adverse effect on our business, financial condition and operating results.

If we lose our key personnel, our business and prospects may be adversely affected since we rely on certain key personnel to manage our business.

Our performance is dependent on the services of certain key employees, particularly W. Russell Smith III, Chief Executive Officer, our chief executive officer. The loss of services of any of our key employees could have a material adverse effect on our business and financial condition. We have “keyman” life insurance policy on W. Russell Smith III in the amount of $3,000,000. However, there can be no assurances that the proceeds of this insurance policy will be sufficient to offset the damage to us resulting from the loss of W. Russell Smith III.

We may need additional capital which, if not recceveid, may adversely effect our financial condition if not received or dilute shareholder interests when received.

Our capital requirements in connection with our operations will be substantial. Our management anticipates that we will require additional working capital in the future. There are no assurances that such additional capital will be available. Further, even if available, additional equity or convertible debt financing, if used, could result in substantial dilution of shareholder interests.

We do not intend to declare dividends which may depress the price of our securities .

We have not paid any dividends in the past and do not anticipate paying any dividends in the foreseeable future. This may depress the price of our securities, as a non-dividend paying stock may not appeal to certain investors.

Risks Related To This Offering

Our shares are “Penny Stocks” which are subject to certain restrictions that could adversely affect the liquidity of an investment in us.

Our common stock is currently traded in the over-the-counter market at less than $5.00 per share. Such shares are referred to as “penny stocks” within the definition of that term contained in Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended. These rules impose sales practices and disclosure requirements on certain broker-dealers who engage in certain transactions involving penny stocks. These additional sales practices and disclosure requirements could impede the sale of our securities, including securities purchased herein, in the secondary market. In general, penny stocks are low priced securities that do not have a very high trading volume. Consequently, the price of the stock is volatile and you may not be able to buy or sell the stock when you want. Accordingly, the liquidity for our securities may be adversely affected, with related adverse effects on the price of our securities.

Under the penny stock regulations, a broker-dealer selling penny stocks to anyone other than an established customer or “accredited investor” (generally, an individual with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. In addition, unless the broker-dealer or the transaction is otherwise exempt, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the Registered Representative and current quotations for the securities. A broker-dealer is additionally required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our shareholders sell substantial amounts of our common stock in the public market, including shares registered in this prospectus, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Forward-Looking Statements

This prospectus includes forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements under the captions “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus. You should not rely on these forward-looking statements which apply only as of the date of this prospectus. These statements refer to our future plans, objectives, expectations and intentions. We use words such as “believe,” “anticipate,” “expect,” “intend,” “estimate” and similar expressions to identify forward-looking statements. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of certain markets. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could contribute to these differences include those discussed in the preceding pages and elsewhere in this prospectus.

Risks associated with forward-looking statements.

This prospectus contains certain forward-looking statements regarding management’s plans and objectives for future operations, including plans and objectives relating to our planned marketing efforts and future economic performance. The forward-looking statements and associated risks set forth in this prospectus include or relate to:

(1)	Our ability to obtain a meaningful degree of consumer acceptance for our products now and in the future,

(2)	Our ability to market our products on a global basis at competitive prices now and in the future,

(3)	Our ability to maintain brand-name recognition for our products now and in the future,

(4)	Our ability to maintain an effective distributors network,

(5)	Our success in forecasting demand for our products now and in the future,

(6)	Our ability to maintain pricing and thereby maintain adequate profit margins,

(7)	Our ability to achieve adequate intellectual property protection and

(8)	Our ability to obtain and retain sufficient capital for future operations.

Use of Proceeds

The shares and the shares underlying warrants are being sold with this prospectus and are being sold by Selling Shareholders. We will not receive any proceeds from the sale of the common stock offered through this prospectus by the Selling Shareholders. We will receive proceeds of up to $1,099,999. in the event shareholders exercise their warrants. Funds secured through the warrants shall be used to increase insurance capital reserves that will enable the Company to assume greater underwriting risk, i.e., increase its quota share reinsurance share from 40% to as much as 80%. These proceeds will also ramp up sales through a greater quantity of electronic checkout messages being generated at major grocery and pet super stores.

Determination of Offering Price

Hartville Group’s Common Stock traded under the stock symbol VTLT until September 17, 2002 on the NASDAQ’S OTC Bulletin Board when it began trading under the symbol HTVL. The high and low closing bid information for our Common Stock is based on information received from Bloomberg L.P., the NASDAQ Trading and Market Services, and a company market maker.

Quarter Ended	High	Low
December 31, 2001	$0.02	$0.02
March 31, 2002	$0.02	$0.02
June 30, 2002	$0.02	$0.02
September 30, 2002	$1.85	$1.75
December 31, 2002	$1.05	$1.01
March 31, 2003	$0.71	$0.63
June 30, 2003	$1.01	$0.95
September 30, 2003	$1.65	$1.48
December 31, 2003	$5.18	$5.25
March 31, 2004	$4.35	$4.26

The quotations set forth above reflect inter-dealer prices, without retail markup, markdown, or commission, and may not necessarily represent actual transactions. As of December 31, 2003, there were approximately 118 shareholders of record of our common stock. We cancelled our preferred stock on October 20, 2003.

The shares of common stock are being offered for sale by the selling stockholders at prices established on the Over-The-Counter Bulletin Board or in negotiated transactions during the term of this offering. These prices will fluctuate based on the demand for the shares.

Dividends

We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends on our capital stock in the foreseeable future. Instead, we intend to retain our earnings, if any, to finance the expansion of our business. The declaration and payment of dividends in the future, if any, will be determined by the Board of Directors in light of conditions then existing, including Hartville Group’s earnings, financial condition, capital requirements and other factors.

Dilution

The common stock to be sold by the Selling Shareholders is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.

Selling Shareholders

Other than the costs of preparing this Prospectus and a registration fee to the Securities and Exchange Commission, we are not paying any costs relating to the sales of shares of our common stock by the Selling Shareholders. Each of the Selling Shareholders, or their transferees, and intermediaries to whom such securities may be sold may be deemed to be an “underwriter” of the common stock offered in this prospectus, as that term is defined under the Securities Act. Each of the Selling Shareholders, or their transferees, may sell shares of our common stock from time to time for their own account in the open market at the prevailing prices, or in individually negotiated transactions at such prices as may be agreed upon. The net proceeds from the sale of shares of our common stock by the Selling Shareholders will inure entirely to their benefit and not to ours.

The Shares may be offered for sale from time to time in regular brokerage transactions in the over-the-counter market, or through brokers or dealers, or in private sales or negotiated transactions, or otherwise, at prices related to the then prevailing market prices. Thus, they may be required to deliver a current prospectus in connection with the offer or sale of their shares of our common stock. In the absence of a current prospectus, if required, these shares of our common stock may not be sold publicly without restriction unless held by a non-affiliate for two years, or after one year subject to volume limitations and satisfaction of other conditions. The Selling Shareholders are hereby advised that Regulation M of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934 will be applicable to their sales of these shares of our common stock. These rules contain various prohibitions against trading by persons interested in a distribution and against so-called “stabilization” activities.

The Selling Shareholders, or their transferees, might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933 and any profit on the resale of these shares of our common stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any sale of these shares of our common stock by Selling Shareholders, or their transferees, through broker-dealers may cause the broker-dealers to be considered as participating in a distribution and subject to Regulation M promulgated under the Securities Exchange Act of 1934, as amended. If any such transaction were a “distribution” for purposes of Regulation M, then such broker-dealers might be required to cease making a market in our equity securities for either two or nine trading days prior to, and until the completion of, such activity.

The Selling Shareholders named in this prospectus are offering all of the shares of common stock offered through this prospectus. None of our selling share holders are broker-dealers or have any affiliation with any broker dealers.

The following table provides as of June 29, 2004, information regarding the beneficial ownership of our common stock held by each of the Selling Shareholders, including:

1.	the number of shares owned by each prior to this offering;

2.	the percentage owned prior to the offering;

3.	the total number of shares that are to be offered for each;

4.	the total number of shares that will be owned by each upon completion of the offering; and

5.	the percentage owned by each upon completion of the offering.

Name of selling stockholder	Shares of Common Stock owned prior to offering(1)	Shares of Common Stock underlying the warrants owned prior to offering(2)	Shares of common stock to be sold (3)	Percent of Common Stock owned prior to offering (4)	Shares and Percentage of Shares Owned Upon Completion (5)
Barron Partners, LP	3,762,105		3,762,105	29.3%	*
Guerrilla Partners, LP Guerrilla IRA Partners, LP	526,316	263,158	789,474	6.2%	*
Michael H. Weiss	210,526	105,263	315,789	2.5%	*
Odin Partners	157,895	78,947	236,842	1.9%	*
Morris Smith	157,895	78,947	236,842	1.9%	*
Tom Weissenborn	52,632	26,316	78,948	*	*
Dick Chein	52,632	26,316	78,948	*	*

Peter S Lynch	356,177	-0-	356,177	2.8%	*
Pilot Ventures Trust (Peter S Lynch, trustee)	78,948	-0-	78,948	*	*
W. Russell Smith, III	1,000,000	-0-	1,000,000	7.8%	*
The Altavilla Family Trust (Anthony Altavilla, trustee)	227,464	-0-	227,464	1.8%	*
C James Jensen	150,000	-0-	150,000	1.2%	*
Eli Morgan	300,000	-0-	300,000	2.4%	*
Donna L Smith	46,500	-0-	46,500	*	*
Marlin G. Molinaro	75,000	-0-	75,000	*	*
Alan C. Shoaf	112,500	-0-	112,500	*	*
Dr. Tomas Neuzil	100,000	-0-	100,000	*	*
Edward Karoue	15,256	-0-	15,256	*	*
Sandra Smith	10,000	-0-	10,000	*	*
Marinon Killean	5,000	-0-	5,000	*	*
H. David Hilliard & Bonita G. Hilliard JT WROS	6,133	-0-	6,133	*	*
John Lockhart	3,000	-0-	3,000	*	*
Jack Lockhart	20,000	-0-	20,000	*	*
J. Keith Stucker	13,534	-0-	13,534	*	*
Philip Quinet	13,000	-0-	13,000	*	*
Jeffrey Dettlebach	10,500	-0-	10,500	*	*
David Eskenazi	2,666	-0-	2,666	*	*
Hal Harlan	32,000	-0-	32,000	*	*
James Keller	4,000	-0-	4,000	*	*
James Bell	10,000	-0-	10,000	*	*
Lonnie Moore	3,000	-0-	3,000	*	*
Richard Thompson	20,000	-0-	20,000	*	*
Greg Thompson	10,667	-0-	10,667	*	*
Daniel Moyer	8,000	-0-	8,000	*	*
Frederic K. Azbell	2,133	-0-	2,133	*	*
Horace Seely-Brown III	5,333	-0-	5,333	*	*
Jack Clark	13,333	-0-	13,333	*	*
James Clark	13,333	-0-	13,333	*	*
L. Gene Tanner	9,368	-0-	9,368	*	*
Andrew W. Watling	3,500	-0-	3,500	*	*
Generation Capital Associates	64,000	-0-	64,000	*	*
First Mirage, Inc	64,000	-0-	64,000	*	*
Lewis C. Pell	100,000	-0-	100,000	*	*

Richard Neslund	100,000	-0-	100,000	*	*
George Andros	34,000	-0-	34,000	*	*
K.A. Steel Chemical, Inc.	83,333	-0-	83,333	*	*
Alan R. Lyons	17,000	-0-	17,000	*	*
Alan Marshal	16,000	-0-	16,000	*	*
The Ascend Fund, LP	135,000	-0-	135,000	*	*
Morrison 1997 Charitable Remainder Trust	50,000	-0-	50,000	*	*
Timothy J. & Robin L. Hassler		-0-		*	*
Robert F. Steel	41,666	-0-	41,666	*	*
Kenneth A. Steel, Jr.	41,666	-0-	41,666	*	*
Summit Capital Partners, LP	600,000	-0-	600,000	4.7%	*
Harvey Bibicoff	15,000	-0-	15,000	*	*
Thomas R. Grimm TTEE	66,000	-0-	66,000	*	*
Professional Traders Fund, LLC	138,000	-0-	138,000	*	*
Lynch Foundation	135,000	-0-	135,000	*	*
Peter Lynch TTE, Jay Friedman	85,000	-0-	85,000	*	*
Carolyn A. Lynch, TTE	18,000	-0-	18,000	*	*
Carolyn A. Lynch, TTE, George Vanderheiden, TTE	18,000	-0-	18,000	*	*
Peter Lynch Children’s Trust	18,000	-0-	18,000	*	*
C. Lynch Vanderheiden, TTE	18,000	-0-	18,000	*	*
Dr. Alan Kaufman	143,572	1.1%	100,000	0.8%	0.3%
Lynch Children’s Trust	18,000	-0-	18,000	*	*
Edward S. Gutman	84,036	-0-	84,036	*	*
The Gutman Family Foundation	20,000	-0-	20,000	*	*
Joseph Catalano	10,000	-0-	10,000	*	*
Professional Traders Funds, LLC	100,000	-0-	100,000	*	*
Silverman Partners	71,000	-0-	71,000	*	*

*	one percent

(1)	Excludes shares of common stock to be issued upon exercise of the Warrants.

(2)	Includes shares of common stock to be issued upon exercise of the Warrants.

(3)	Includes shares of common stock to be issued upon exercise of the Warrants.

(4)	Based on 12,746,469 shares of capital stock, which includes 12,167,522 shares of common stock issued and outstanding as of June 28, 2004 and 578,947 shares of common stock issuable upon exercise of the Warrants.

(5)	Assumes the sale of all shares of common stock registered by each selling shareholder.

The named party beneficially owns and has sole voting and investment power over all shares or rights to these shares. The numbers in this table assume that none of the Selling Shareholders sells shares of common stock not being offered in this prospectus or purchases additional shares of common stock, and assumes that all shares offered are sold. Please note that “transferees” may not use this prospectus without an appropriate supplement to the prospectus to name them

Except for W Russell Smith, III and Dr. Tomas Neuzil, none of the Selling Shareholders:

(a) has had a material relationship with us other than as a shareholder at any time within the past three years; or

(b) has ever been one of our officers or directors.

Plan of Distribution

The Selling Shareholders may sell some or all of their common stock in one or more transactions, including block transactions:

•	On such public markets or exchanges as the common stock may from time to time be trading;

•	In privately negotiated transactions;

•	Through the writing of options on the common stock;

•	In any combination of these methods of distribution.

Sales of the shares of common stock by the Selling Shareholders may be effected by them from time to time on the over-the-counter bulletin board or in such other public forum where our shares are publicly traded or listed for quotation. Sales may also be made in negotiated transactions which may be charged at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In addition, W. Russell Smith and Dr. Tom Neuzil as our directors and Barron Partners, LP as an affiliate can be considered “underwriters” and, if so designated, will conduct their offering at the fixed price of $6.79 for the duration of the offering.

The Selling Shareholders may also sell their shares directly to market makers acting as principals or brokers or dealers, who may act as agent or acquire the common stock as a principal. Any broker or dealer participating in such transactions as agent may receive a commission from the Selling Shareholders, or, if they act as agent for the purchaser of such common stock, from such purchaser. The Selling Shareholders will likely pay the usual and customary brokerage fees for such services. Brokers or dealers may agree with the Selling Shareholders to sell a specified number of shares at a stipulated price per share and, to the extent such broker or dealer is unable to do so acting as agent for the Selling Shareholders, to purchase, as principal, any unsold shares at the price required to fulfill the respective broker’s or dealer’s commitment to the Selling Shareholders. Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in a market or on an exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such re-sales may pay or receive commissions to or from the purchasers of such shares. These transactions may involve cross and block transactions that may involve sales to and through other brokers or dealers. If applicable, the Selling Shareholders may distribute shares to one or more of their partners who are unaffiliated with us. Such partners may, in turn, distribute such shares as described above. We can provide no assurance that all or any of the common stock offered will be sold by the Selling Shareholders. If our Selling Shareholders enter into arrangements with brokers or dealers, as described above, we are obligated to file a post-effective amendment to this registration statement disclosing such arrangements, including the names of any broker dealers acting as underwriters. We do not know of any existing arrangements between the selling shareholder and any other shareholders, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of common stock.

We are bearing all costs relating to the registration of the common stock. The Selling Shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

On or prior to the effectiveness of the registration to which this prospectus is a part, we will advise the selling stockholders that they and any securities broker-dealers or others who may be deemed to be statutory underwriters will be governed by the prospectus delivery requirements under the Securities Act. Under applicable rules and regulations under the Securities Exchange Act, any person engaged in a distribution of any of the shares may not simultaneous engage in market activities with respect to the common stock for the applicable period under Regulation M prior to the commencement of such distribution. In addition and without limiting the foregoing, the selling security owners may be governed by the applicable provisions of the Securities and Exchange Act, and the rules and regulations thereunder, including without limitation Rules 10b-5 and Regulation M, which provisions may limit the timing of purchases and sales of any of the shares by the selling stockholder. All of the foregoing may affect the marketability of our securities.

On or prior to the effectiveness of the registration statement to which this prospectus is a part, we will advise the selling stockholders that the anti-manipulation rules under the Securities Exchange Act may apply to sales of shares in the market and to the activities of the selling security holders and any of their affiliates. We have informed the selling security holders that they may not:

•	engage in any stabilization activity in connection with any of the shares;

•	bid for or purchase any of the shares or any rights to acquire the shares, or attempt to induce any person to purchase any of the shares or rights to acquire the shares other than as permitted under the Securities Exchange Act;

•	effect any sale or distribution of the shares until after the prospectus shall have been appropriately amended or supplemented, if required, to describe the terms of the sale or distribution.

We have informed the selling stockholders that they must effect all sales of shares in broker’s transactions, through broker-dealers acting as agents, in transaction directly with market makers, or in privately negotiated transactions where no broker or other third party, other than the purchaser, is involved.

The Securities Exchange Commission has also adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

A purchaser is purchasing penny stock which limits the ability to sell the stock. The shares offered by this prospectus constitute penny stock under the Securities and Exchange Act. The shares will remain penny stock for the foreseeable future. The classification of penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, which makes it more difficult for a purchaser to liquidate his or her investment. Any broker-dealer engaged by the purchaser for the purpose of selling his or her shares in our company will be subject to rules 15g-1 through 15g-10 of the Securities and Exchange Act. Rather than creating a need to comply with those rules, some broker-dealers will refuse to attempt to sell penny stock.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which:

•	contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

•	contains a description of the broker’s or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of the Securities Act of 1934, as amended;

•	contains a brief, clear, narrative description of a dealer market, including “bid” and “ask” prices for penny stocks and the significance of the spread between the bid and ask price;

•	contains a toll-free telephone number for inquiries on disciplinary actions;

•	defines significant terms in the disclosure document or in the conduct of trading penny stocks; and

•	contains such other information and is in such form (including language, type, size, and format) as the Securities and Exchange Commission shall require by rule or regulation;

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer:

•	with bid and offer quotations for the penny stock;

•	the compensation of the broker-dealer and its salesperson in the transaction;

•	the number of shares to which such bid and ask prices apply, or

•	other comparable information relating to the depth and liquidity of the market for such stock; and

•	monthly account statements showing the market value of each penny stock held in the customer’s account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules. Therefore, stockholders may have difficulty selling those securities.

Legal Proceedings

Hartville Group was named as a defendant in Case Number 02cc11891 styled Philip D. David Gubbay v. PetsMarketing, Inc. in the Superior Court of California, Orange County Division. This case was dismissed.

Directors, Executive Officers, Promoters and Control Persons

Our executive officers and directors and their respective ages as of June 24, 2004 are as follows:

NAME	AGE	POSITION
W. Russell Smith III	40	Chairman of the Board, President
Dr. Tomas Neuzil	57	Director, Secretary
Roger A. Kimmel, Jr.	49	Director
Dr. Alan J. Kaufman	67	Director
Nicolas John Leighton	43	Director
Christopher Chaney	49	Chief Financial Officer

W. Russell Smith, has served as Hartville Group’s President and Director since its incorporation in 2001. From April 2000 to our 2002, Mr. Smith served as the President of Pets Marketing Insurance.com Agency. From June 1995 through April 2000, Mr. Smith served as the President of Pets Health Insurance Agency, Inc. Subsequent to Mr. Smith leaving Petshealth Insurance Agency, Inc., and PS Management Holdings f/k/a Petsmarketing Inc., in 2003, management is aware that each of Petshealth Insurance Agency, Inc., and PS Management Holdings f/k/a Petsmarketing Inc., declared bankruptcy. Petshealth Insurance Agency, Inc filed bankruptcy 10/13/2000 case #SA-00-17881-JB Central District of California Bob Cashman Officer and Director. PS Management Holdings, Inc., aka Pets Marketing, inc., aka Coast Envelope filed 10/21/2003 case #SA-03-17837-JR. Central District of California officer and director Dick Johnson. Currently, none of our officers, directors or principal shareholders has any relationship to Petshealth Insurance Agency, Inc. or PS Management Holdings, Inc.

Mr. Smith is a licensed insurance broker is an experienced bank executive with over thirteen years in the consumer financial services industry. Mr. Smith was an originator of the business of insuring household pets (dogs and cats) in the United States. Mr. Smith was the originator of this specific business venture of insuring household pets as he developed the concept of insuring household pets. Mr Smith has been active in the active pet insurance business for the last eight years. Mr. Smith will be active in all aspects of the operation of the business. He is experienced in directing the policy enrollment, insurance administration, insurance claims management and database information systems. Additionally, Mr. Smith maintains the necessary insurance licenses as Managing Agent, TPA for Hartville Group. TPA is a Third Party Administrator. A Third Party Administrator is a company that provides insurance administration services to multiple insurance companies whom elected to outsource these activities. Mr. Smith is an experienced financial executive with over 13-years in the financial services industry and is a Summa Cum Laude graduate from Florida Metropolitan University with an MBA in business/accountancy. He also holds a BA in Business/Finance from Eckerd College.

Mr. Smith is a licensed property and casualty insurance broker in fifty states with over 13 years of experience in the consumer financial services industry and manages our General Agency operations, directs all policy administrator, claims management, information systems and operational reporting for both the insurer and re-insurer. During the development period business of insuring household pets (1993 – 1997), Mr. Smith was instrumental in compiling the actuarial cost necessary in establishing premiums for the pet insurance policies and claim reporting guidelines to monitor loss experience. Present accomplishments include the establishment of our reinsurance company, development of the computer operating system named PUPPS (Pet Underwriting Policy Processing System), sales growth of annual written premium of pet health policies to more than $6 million, and taking us public.

Mr. Smith’s past positions are as follows:

Consumer Loan Department Manager Liquidation Specialist, FirstMerit Bank of Florida, 1995 – 1996.

* Reported directly to the president to wind down the department and sell a $45 million indirect loan portfolio that was required to complete the bank’s sale to the AmSouth Bank Group.

Business Development Manager, Fortune Bank a billion dollar financial banking institution of Fortune Banc Corp., 1992-1994.

* Worked with other corporate banking officers to launch this historic savings and loan, now a commercially charted FDIC insured bank, into the realm of full service commercial banking.

Chief Executive Officer, E-System Federal Credit Union, sponsorship E-Systems, Inc., a fortune 500 military defense communications company, 1988-1992.

* Devised the credit union’s strategic business plan that redirected this financial institution into full service financial banking/credit union services.

* In the 1989-1991 operating year, developed the credit union’s asset-liability management program for financial operations, to evaluate the institution’s financial position after undergoing a data service provider processing conversion; in addition, to authoring a comprehensive retail credit lending policy, operational policy, and investment policy for this federally charted, federally regulated, and insured institution.

Retail Credit Officer, Citizens and Southern National Bank, an interstate banking arm of C&S Bank a Georgia based holding company, 1986-1988.

Credit Officer and Collections/Recovery Manager, Rutland Bank a state charted closely held Tampa Bay commercial bank, 1980-1986.

Dr. Tomas Neuzil, Director and Secretary

Dr. Neuzil has served as our director since our incorporation. Dr. Neuzil is a licensed veterinarian with 12-years practice experience in an accredited American Animal Hospital Association (AAHA) hospital. From June 1999 through April 2000, Dr. Neuzil was the veterinarian for Pets Health Insurance Agency. In addition, Dr. Neuzil was formerly the president of the American Society of Veterinary Medical Association Executives. Dr. Neuzil directs the marketing programs within the veterinary medical profession. Furthermore, he oversees all aspects of the claims department. Dr. Neuzil received a Doctorate Degree in Veterinary Medicine from Iowa State University.

Roger A. Kimmel, Jr.

Roger A. Kimmel, Jr. was appointed to our Board of Directors on November 7, 2003. Since founding the law firm of Kimmel, Lembright & Bosco in 1975, Mr. Kimmel has engaged in a general corporate practice including areas of public offerings and the private placements of securities, stock and asset acquisition, mergers and acquisitions, representation of closely held businesses, federal and state securities laws compliance matters, corporate governance and other related securities issues. Mr. Kimmel was admitted to practice law in Ohio in 1972, received his BS at Ohio University and his JD at Cleveland-Marshall College of Law.

Mr. Smith devotes all his time to Hartville Group. Mr. Kimmel and Dr. Neuzil devote such time as required by Hartville Group.

Directors are elected at Hartville Group’s annual meeting of Stockholders and serve for one year until the next annual Stockholders’ meeting or until their successors are elected and qualified. Officers are elected by the Board of Directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board. Hartville Group reimburses all Directors for their expenses in connection with their activities as directors of Hartville Group . Directors of Hartville Group who are also employees of Hartville Group will not receive additional compensation for their services as directors.

Alan Joseph Kaufman

Alan Joseph Kaufman was appointed to our Board of Directors in February, 2004. Mr. Kaufman served on the Board of Directors of Tesoro Petroleum Corp. (NYSE:TSQ—News) in San Antonio, Texas from 1995 through 1999 and presently serves on the Board of Directors and on the Audit Committee and Compensation Committee of Newpark Resources (NYSE:NR—News) in Melairie, Louisiana since 1987.

Nicholas John Leighton

Nicholas John Leighton was appointed to our Board of Directors in February, 2004. Mr. Leighton has been a managing director of Caledonian Insurance Services Limited from November 2000 through the present. From June, 1997 through November 2000. Mr. Leighton was a director of AON Insurance Managers Limited. Mr. Leighton has recently been made a Fellow of the Institute of Risk Management, where he won the IAU prize for his dissertation “The Development of the Protected Cell Company.”

Christopher Chaney. Christopher Chaney serves as our Chief Financial Officer. Mr. Chaney is a certified public accountant. Prior to joining our company, Mr. Chaney was the accountant and a client service representative for Rea and Associuates of Millerburg, Ohio from June, 1998 through August, 2003. Mr. Chaney received his B.B.A cum laude in Accounting from Kent State University.

Hartville Group has two committees: the Audit Committee and the Compensation and Investment Committee. At this time, Mr. Nicolas John Leighton, Dr. Alan J. Kaufman and Roger A. Kimmel, Jr. serve on the Audit Committee and there are no members of the Compensation and Investment Committee and the acts of the Compensation and Investment Committee Committees are performed by the Board of Directors.

Audit Committee

The principal functions of the Audit Committee is to recommend the annual appointment of Hartville Group’s auditors concerning the scope of the audit and the results of their examination, to review and approve any material accounting policy changes affecting Hartville Group’s operating results and to review Hartville Group’s internal control procedures.

Mr. Nicolas John Leighton

Mr. Nicolas John Leighton was chosen as member of the Audit Committee due to his experience and expertise in financial matters arising from his experience as a charted accountant and from his position as a managing director of Caledonian Insurance Services Limited from November 2000 through the present. Caledonian Insurance Services Limited is a sister company to Caledonian Bank and Trust Limited and specializes in the management of captive insurance company. Caledonian Insurance Services Ltd. is the sixth largest insurance manager in the Cayman Islands and the second largest independent manager. As of December 31, 2003, Caledonian Insurance Services Ltd. released premiums of $140,000,000 and had assets of $316,000,000. From June, 1997 through November 2000. Mr. Leighton served in an identical capacity for AON Insurance Managers Limited Mr. Leighton’s position and knowledge of the insurance industry bring substantive experience in financial matters and their relationship to the insurance industry.

Dr. Alan J. Kaufman

Dr. Alan J. Kaufman, our other member of the Audit committee, presently serves on the Board of Directors and on the Audit Committee and Compensation Committee of Newpark Resources (NYSE:NR—News) in Melairie, Louisiana since 1987.

The Board of Directors believes that the Audit Committee, currently consisting of Mr. Leighton and Dr. Kaufman, who are independent directors, are capable of concluding that the Company’s disclosure controls and procedures were effective for purposes of the Securities Exchange Act of 1934 filings with the Securities and Exchange Commission.

The Investment and Compensation Committee

The Investment and Compensation Committee reviews and recommends investments, compensation and benefits for the executives of Hartville Group as well as explore acquisition candidates for Hartville Group . During the year ended December 31, 2002, Hartville Group’s Board of Directors held two meetings.

Significant Employees

We have no significant employees other than the officers and directors described above.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of Hartville Group’s Common Stock as of June 29, 2004 by: (i) each person known to Hartville Group to own beneficially more than five percent of the Common Stock; (ii) each director of Hartville Group; (iii) each executive officer named in the Summary Compensation Table; and (iv) all executive officers and directors as a group.

NAME AND ADDRESS OF BENEFICIAL OWNER (1)	AMOUNT OF OWNERSHIP(2)	PERCENTAGE OF CLASS(3)
W. Russell Smith III (4)	1,000,000	7.8%
Dr. Tomas Neuzil (5)	100,000	0.8%
Alan Joseph Kaufman (6)	143,572	1.1%
Nicholas John Leighton	-0-	0.00%
Roger A. Kimmel, Jr. (7)	-0-	0.00%
All directors and executive officers as a group (5 persons)	1,243,572	9.7%
Barron Partners, LP	3,762,105	29.3%
730 Fifth Avenue, 9th Floor, New York, NY 10019 (8)
Guerrilla Partners, LP Guerrilla IRA Partners, LP (9)	789,474	6.2%

(1)	Unless otherwise indicated, the address of each beneficial owner is 1597 North Main Street, North Canton, Ohio 44720.

(2)	A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof.

(3)	Based on 12,746,469 shares of capital stock, which includes 12,167,522 shares of common stock issued and outstanding as of December 31, 2004 and 578,947 shares of common stock issuable upon exercise of the Warrants.

(4)	W. Russell Smith III is the President and Chairman of the Board of Directors.

(5)	Dr. Tomas Neuzil is a Director and Secretary.

(6)	Dr. Alan Joseph Kaufman is a Director. Includes 10,000 shares of common stock issuabce upon exercise of options.

(7)	Roger A. Kimmel, Jr. was appointed as a director on November 7, 2003 .

(8)	Barron Partners, LP is controlled by Andrew Wharton. Management of Hartville Group does not have an ownership of the equity securities in either Barron Partners, LP or Summit Financial Partners, LLC.

(9)	Guerrilla Partners, LP and Guerrilla IRA Partners, LP are controlled by Peter J. Siris and Leigh S. Curry respectively. Includes 263,158 shares of common stock issuabce upon exercise of warrants.

Description of Securities

General

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001, and no shares of preferred stock.

Common Stock

The shares of our common stock presently outstanding, and any shares of our common stock issues upon exercise of stock options and/or warrants, will be fully paid and non-assessable. Each holder of common stock is entitled to one vote for each share owned on all matters voted upon by shareholders, and a majority vote is required for all actions to be taken by shareholders. In the event we liquidate, dissolve or wind-up our operations, the holders of the common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any shares of preferred stock that may then be outstanding. The common stock has no preemptive rights, no cumulative voting rights, and no redemption, sinking fund, or conversion provisions. Since the holders of common stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect all of our Directors, and the holders of the remaining shares by themselves cannot elect any Directors.

Holders of common stock are entitled to receive dividends, if and when declared by the Board of Directors, out of funds legally available for such purpose, subject to the dividend and liquidation rights of any preferred stock that may then be outstanding.

Preferred Stock

We do not have preferred stock authorized.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Share Purchase Warrants

On October 20, 2003, we completed a five million dollar ($5,000,000) private placement of our securities, which included the sale of 5,263,158 shares of restricted common stock, issued to certain private investors for a purchase price of $0.95 per share, and 2,631,579 warrants to purchase common stock. The Warrants have an exercise price of $1.90 per share (as adjusted from time to time as provided in the Warrant), an expiration date of three (3) years from the date of issuance or eighteen months of effectiveness of a Registration Statement, whichever is longer, a call provision if the average price of the Common Stock as listed on a nationally public securities market is 137% of the exercise price for a period of twenty consecutive trading days and the Registration Statement is effective for such twenty consecutive trading days, whereby we may call the Warrant and pay to the holder of the Warrant $0.001 per warrant.

The exercise price of the Warrants and the number of shares of Common Stock or other securities at the time issuable upon exercise of the Warrants shall be appropriately adjusted to reflect any stock dividend, stock split, combination of shares, reclassification, recapitalization or other similar event affecting the number of outstanding shares of stock or securities. In case of any consolidation or merger by us with or into any other corporation, entity or person, or any other corporate reorganization, in which we shall not be the continuing or surviving entity of such consolidation, merger or reorganization (any such transaction being hereinafter referred to as a “Reorganization”), then, in each case, the holder of the Warrant,s on exercise any time after the consummation or effective date of such Reorganization (the “Effective Date”), shall receive, in lieu of the shares of stock or other securities at any time issuable upon the exercise of the Warrants issuable on such exercise prior to the Effective Date, the stock and other securities and property (including cash) to which such holder would have been entitled upon the Effective Date if such holder had exercised this Warrant immediately prior thereto.

Options

Under our 2003 non-Qualified Stock Option Plan (the “Stock Option Plan”), options to purchase an aggregate of not more than 2,500,000 shares of common stock may be granted from time to time to key employees (including officers), consultants and members of the Board of Directors of Hartville Group . Options shall be designated as Nonqualified Stock Options (“NQSOs”). The Stock Option Plan is administered by a committee to administer the Stock Option Plan consisting of the members of the Board of Directors (the “Committee”). The Committee is generally empowered to interpret the Stock Option Plan; to prescribe rules and regulations relating thereto; to determine the terms of the option agreements; to amend the option agreements with the consent of the optionee; to determine the key employees and directors to whom options are to be granted; and to determine the number of shares subject to each option and the exercise price thereof. The per share exercise price of options granted under the Stock Option Plan will be not less than 100% of the fair market value per share of common stock on the date the options are granted.

Convertible Securities

We have not issued and do not have outstanding any securities convertible into shares of our common stock or any rights convertible or exchangeable into shares of our common stock.

Interests of Named Experts and Counsel

The validity of the common stock offered hereby will be passed upon for us by our independent legal counsel, Joseph I. Emas, Esq., 1224 Washington Avenue, Miami Beach, Florida.

Our financial statements included in this prospectus have been audited by Pollard-Kelley Auditing Services, Inc., our independent public accountant, as stated in the auditors report appearing herein and are so included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. On October 31, 2003, we engaged Pollard-Kelley Auditing Services, Inc. to act as our independent certified public accountant. Pollard-Kelley Auditing Services, Inc. replaces Terance L. Kelley, CPA. On October 31, 2003 Terance L. Kelley, CPA, the Registrant’s auditor and the auditor affirmed by our shareholders, combined with another CPA to form the accounting firm of Pollard-Kelley Auditing Services, Inc. Our Board of Directors Registrant subsequently engaged Pollard-Kelley Auditing Services, Inc. as our successor independent auditor and this appointment will be affirmed at the next shareholders’ meeting. Since we appointed Pollard-Kelley Auditing Services, Inc. on October 31, 2003, there have been no disagreements with Terance L. Kelley, CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure or any reportable events.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities

The Nevada Revised Statutes Act (the “Nevada Act”) permits a Nevada corporation to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances. Hartville Group’s Articles of Incorporation provide that Hartville Group shall indemnify directors and executive officers to the fullest extent now or hereafter permitted by the Nevada Act. The indemnification provided by the Nevada Act and Hartville Group’s Articles of Incorporation is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances which an officer or director may be required to bear the economic burden of the foregoing liabilities and expense.

Hartville Group may also purchase and maintain insurance for the benefit of any director or officer that may cover claims for which we could not indemnify such person.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to court of appropriate jurisdiction. We will then be governed by the court’s decision.

Organization within Last Five Years

Hartville Group, Inc. was incorporated in the State of Nevada on February 1, 2001 as a holding company of Petsmarketing Insurance.com Agency, Inc., incorporated in the state of Ohio on March 31, 2000, which sells sickness and accident policies for domestic household pets, and for Hartville Insurance Company, LTD, which was incorporated in the Cayman Islands on October 19, 2001 and holds a restricted class B Insurer’s License under the law of the Cayman Islands. Class B Insurer is the designation given by the Monetary Authorities of the Cayman Islands for a property and casualty insurance company. This class designates that a company is not authorized to write business other than policy administration and claims; for example we could not accept life insurance risk.

W. Russell Smith commenced selling pet insurance policies on an individual basis as the agent of record. Subsequently, in 1977 W. Russell Smith formed the Petshealth Insurance Agency, Inc. to sell pet insurance policies, however, pet insurance continued to be bound on an individual basis. This agency was later dissolved and reorganized into Petsmarketing Insurance.com Agency in March 2000. All insurance licenses of Petshealth Insurance Agency were returned to the appropriate state domiciles and the book of business, i.e., pet insurance policies remained with the agent of record W. Russell Smith and moved to the new agency Petsmarketing Insurance.com Agency. Petsmarketing Insurance.com later became a subsidiary of Petsmarketing Inc., a pink sheet company. The securities firm for Petsmarketing Inc., Capital Suisse Securities, defaulted on its investment and subsequently the subsidiary, Petsmarketing Insurance.com Agency, was acquired by Hartville Group, Inc., which included the licenses of Petsmarketing Insurance.com Agency. Thus, Petsmarketing Insurance.com Agency, Inc. through the purchase by Hartville Group was our historical predecessor. The term predecessor means a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person. Petsmarketing Inc. n/k/a PS Management Holdings Inc., retained a minority interest in Hartville Group. New owners of PS Management Holdings established PS Management Holdings as a venture fund, which has now been bankrupt and discharged.

On September 9, 2002, Hartville Group, Inc. changed its name to Hartville Equestrian, Inc. Venturelist.com, a reporting company, provided an Internet portal for start-up businesses seeking investment capital and accredited investors seeking to invest via the private equity market. Venturelist.com’s executives and directors were Patrick R. Greene, the Secretary and Director and Kris Lafour, the President and Director. In 2002, Venturelist.com had no operations and its management was seeking a merger partner. Venturelist.com, Inc. changed its name to Hartville Group, Inc. on September 9, 2002. On September 12, 2002, Hartville Group, Inc., formerly Venturelist.com, Inc., acquired 100% of the issued and outstanding shares of Hartville Equestrian, Inc., formerly Hartville Group, Inc. in exchange for 2,251,000 post forward split shares (Venturelist.com, Inc affected a 4:1 forward stock split on September 11, 2002) of Venturelist.com, Inc.’s common stock. Patrick R. Greene and Kris Lafour resigned from Hartville Group, Inc. The reverse merger transaction with Venturelist.com, Inc. gave us a listing on the OTC Bulletin Board. Our common stock trades under the stock symbol “HTVL”. On October 3, 2003, the Board of Directors elected to amend the Articles of Incorporation to eliminate the provisions for preferred stock.

Hartville Equestrian, Inc. remains a subsidiary of Hartville Group and its officers and directors are W. Russell Smith and Dr. Tom Neuzil.

Description of Business

The Company.

Hartville Group, Inc. (“Hartville Group”, “we”, “us”) is a holding company formed in the State of Nevada whose wholly-owned subsidiaries include Hartville Insurance Company, Ltd (“Hartville”) and Petsmarketing Insurance.com Agency, Inc. (“Agency”). Hartville is a reinsurance company that is registered in the Cayman Islands, British West Indies. Hartville was formed to reinsure pet health insurance that is currently being marketed by the Agency. Projected U.S. Pet Insurance market revenues by 2007 to reach $667 million as reported by Packaged facts August 2003, a Division of Market Research.com.

The Agency is primarily a marketing/administration company concentrating on the sale of its proprietary health insurance plans for domestic pets. Its business plan calls for introducing its product effectively and efficiently through a variety of distribution systems. We presently accepts applications, underwrites and issues policies electronically. Petsmarketing, through its proprietary policy fulfillment system - PUPPS - has the capability to provide online quotes, generate specific applications, approve applications, issue policies, and monitor claim trends on a proactive basis. This capability enables us to effectively manage and control losses. Also, having the ability to recognize loss trends early enables us to amend underwriting guidelines quickly, thereby controlling and delivering appropriate underwriting margins.

We take a quota share participation on the pet health insurance originated by the Agency. Policies have a maximum per incident limit of $1,500, $3,500, and $5,000 of which our reinsurance subsidiary assumes 40% of all losses submitted by policyholders. Each calendar year reinsurance agreements and executed and depending on our capital reserves and forecasted premium writings will establish the amount of ceded risk that we can assume. Presently our reinsurance writing ratio is 4 to 1, for example with $1 million in reserves we could write $4 million of pet insurance premium. Quota share participation is where insurers elect to assume a certain percentage of risk and thereby share in the amount of claims paid under policies. For example, three insurers elect to assume all the risk under a policy: insurer 1 takes 60% of risk, insurer 2 takes 30% and insurer 3 takes 10%. If a 1,000 claim was made each insurer would be responsible for their percentages; insurer 1 would pay $600, insurer 2 would pay $300 and insurer 3 would pay $100. The product, known as the Petshealth Care Plan works like most major medical plans for people. The plan pays eighty (80) percent of all veterinary costs and medications received for any covered illness or injury (accident) following the annual deductible of $100 per pet. Selected plans provide coverage for routine vaccinations, heartworm testing and flea preventive medications, dental cleanings, and all plans cover the cost to spay or neuter a pet. Pet owners are free to use any veterinarian in the United States and all plans provide a thirty-day risk free trial. In the event that a policyholder is not completely satisfied with the plan and if they have not filed a claim, they can return the policy within thirty days for a full refund (flat cancellation).

There are three plans offered, Basic, Value, and Choice, and they have the following per incident and policy limits, respectively:

Basic	$1,500/$ 8,000
Value	$3,500/$11,000
Choice	$5,000/$13,000

The current offering (policy) is restricted to only dogs and cats.

The Agency is licensed to act as insurance agency in all 50 states of the United States.

Pet health insurance coverage has been successfully marketed in Europe for many years. Hartville group plans to follow the proven practices of the European market. Our management has carefully researched the available market and has concluded that there is a significant demand in the U.S. for companion pet health insurance.

Management believes, based on their research from studies by the American Veterinary Medical Association (AVMA), veterinary colleges, and market researchers, that there is a demand among pet owners and veterinarians for affordable, comprehensive pet health insurance. Articles in veterinary journals and consumer publications reinforce this demand and the high intrinsic value pet owners place on protecting their human-to-companion pet bonding.

A division of Marketresearch.com in an August 2003 report entitled “The U.S. Market for Pet Insurance” estimated that U.S. sales of pet insurance at approximately $88 million in 2002, up 46% from $60 million in 2001. During the five-year period from 1998 to 2002, the market posted a compound annual growth rate of 45%, based in total growth of 342%. Few U.S. markets show as much promise as those involving products and services for pets, which are benefiting from steady growth in the pet population and favorable demographic and psychographic trends—including aging populations of both humans and pets, together with the expanding view of pets as important family members. Also driving market growth and helping to keep the spotlight on pets are marketers of food and non-food pet supplies, who continue to introduce a stream of innovative, scaled up, highly segmented products, big-box retailers like PETsMART and PETCO, which continue to expand at the collective clip of 100 new stores per year, and the Internet, which offers fertile ground for the promotion and sale of increasingly sophisticated pet care offerings.

Increasingly, companionship is the greatest benefit of owning pets. Evidence of this companionship is apparent among both dog and cat owners. In October, 2000, The American Animal Hospital Association (AAHA) reports in their commissioned survey entitled “The State of the American Pet” (which can be found at http://www.purina.com/institute/survey.asp), that found that (a) among dog owners 95% pet and hug their dog daily, 92% play with their dog daily, 45% have taken their dog on vacation and 43% have celebrated their dog’s birthday; while (b) among cat owners, 91% pet and hug their cat daily, 85% play with their cat daily, 29% have celebrated their cat’s birthday, 23% have visited health care facilities or schools with their cat, and16% have taken their cat on vacation. American Animal Hospital Association (AAHA) is an international organization of more than 28,000 veterinary care providers who treat companion animals.

Most HMO or “discount” plans are normally restricted to a limited number of local veterinary practices. Pet owners must patronize only those practices. The HMO-type plan is not portable to other veterinary practices or other parts of the U.S. when the owner is transferred or traveling, or if the owner has different veterinarian specialist needs for one of their pets. The number of participating veterinarians is relatively small. They are located primarily in the affluent suburbs. Such limited and local geographic plans emerged because of an absence of insurance alternatives. Pet owners continue to voice a strong demand for comprehensive veterinary health insurance coverage and the freedom to choose their own veterinarians, not unlike their own human health care needs.

All our revenues are derived from premium dollars. The Agency sells pet insurance policies to pet owners whom pay insurance premiums, typically monthly using their credit card. As these premiums are collected at the close of each month an insurance report is prepared that shows the total collected premium for the month. This premium is the allocated to the appropriate parties: a) 30% of the premium flows to the Agency as commissions and b) the remaining 70% flows to the reinsurers to pay claims. Insureds can pay these insurance premiums either monthly, quarterly, semi-annually and annually. Insureds can pay by credit card, automatic check withdraw and by check.

We wrote business in 2002 through March 2003 with Clarendon National Insurance Company. Hartville Group took a quota share reinsurance agreement directly with Clarendon National Insurance Company wherein Hartville Insurance Company assumed 20% of the underwriting risk with Clarendon National Insurance Company assuming 20% and others, such as Munich Re, assuming the remainder. Commencing in April 2003, we began writing business through State National Insurance Company wherein we would assume 40% of the underwriting risk, with Munich Re assuming the balance. Neither State National Insurance Company, Munich Re or any others are related parties to Hartville Group. The quota share reinsurance agreement was structured initially with Munich Re covering 100% of the risk from State National with Hartville Insurance Company through an accommodation wherein Munich Re—Held Cover—or retrocession understanding passed on this 40% risk retention for a 1% fee that would later be amended at renewal to a direct quota share agreement with us. There are no related party transactions with reinsurers. Hartville Group, due to surplus capital or reserves, is limited to what dollar amount of risk Hartville Insurance Company can take. Based on our written premium level, we are limited to a maximum 40% risk retention. The remaining risk is passed on to other reinsurance companies. These other companies retain all underwriting profits after paying their 60% of claims.

We are direct solicitator of our pet insurance plans. We have an inbound call center to enroll prospective pet owners that inquire about our plans. We also sell our plans through the internet. All our personnel are salary based and do not receive commissions. We receive 100% of the commissions paid on the policies. Hartville Group had test marketed using independent insurance agents but discontinued this practice in December 1999. At the present time only two agents remain that represent us and receive an ongoing commission for business written. One of these agents is in Texas, wherein as a requirement of the Texas State Department of Insurance a resident agent would need to counter sign insurance policies sold in this State by an outside agency. Hartville Group’s pet insurance agency is an Ohio domiciled agency is a non-resident agency and therefore considered an outside agency in Texas. We pay this agent a 2.5% commission on business written in Texas and that agent is limited to Texas. At the present time the monthly commission check paid to the Texas agent is less than $60. The other agent is in New York State. This agent has significant relationships with veterinary clinics. This agent specialized in selling commercial business policies to veterinary clinics. We pay this agent a 10% commission on new business with 7% on renewals on policies written in New York only. At the present time the monthly commission check to this agent is less than $3,000.

Our website address is www.petshealthplan.com. This system provides inquiring pet owners the ability to enter their pet information into the system and receive an insurance quote. The pet owner, at their option, may either enter their credit card and submit their application for underwriting or simply print off an application and return via mail with a check. Presently, less than 20% of applications received are from online enrollments. The web site is used more for information that later results in an inbound call with an enrollment with one of our customer service representatives.

We do not depend on any one customer. We are unlike other insurance policies where major relationships can prove essential, for example, an agent issuing a policy for a major manufactory might include a business policy, auto policy, and countless other risk coverage programs that in total could be a substantial premium. Most people have and insure not more than 4 pets, thus the amount of premium paid is not significant. We have and are dependent on our relationship with our fronting insurance carrier—State National Insurance Company. If the insurance carrier elected to no longer write this business Hartville would be forced to find an alternate insurance provider and if unsuccessful would have to cease writing business.

We have an ongoing Licensing Agreement for the “Garfield” comic strip characters created by Jim Davis. The agreement runs through 2008 and for years 2004 and after it calls for payment of royalties on a sliding scale of 5% on the first $10 million in annual premiums to 1% on annual premiums over $100 million. In addition common stock purchase warrants are paid each year on a sliding scale of 25,000 warrants on the first $10 million in annual premiums to 100,000 on annual premiums over $100 million. The warrants call price shall be 75% of our stock market price at the time the warrants are exercised.

History

Hartville Group, Inc. was incorporated in the State of Nevada on February 1, 2001 as a holding company of Petsmarketing Insurance.com Agency, Inc., incorporated in the state of Ohio on March 31, 2000, which sells sickness and accident policies for domestic household pets, and for Hartville Insurance Company, LTD, which was incorporated in the Cayman Islands on October 19, 2001 and holds a restricted class B Insurer’s License under the law of the Cayman Islands. Class B Insurer is the designation given by the Monetary Authorities of the Cayman Islands for a property and casualty insurance company. This class designates that a company is not authorized to write business other than policy administration and claims; for example we could not accept life insurance risk.

Petshealth Insurance Agency, Inc. was formed in 1997 as the original pet marketing agency. This agency was dissolved and reorganized into Petsmarketing Insurance.com Agency. Petsmarketing Insurance Agency, Inc. subsequently declared bankruptcy. Petsmarketing Insurance.com was a subsidiary of Petsmarketing Inc., a pink sheet company. The securities firm for Petsmarketing Inc. defaulted on its investment and subsequently the subsidiary, Petsmarketing Insurance.com Agency, was acquired by Hartville Group, Inc., which included the licenses of Petsmarketing Insurance.com Agency. This, Petshealth Insurance Agency, Inc. through its parent Petsmarketing Inc. was our historical predecessor. The term predecessor means a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person. Petsmarketing Inc. was a “pink sheet” company was majority owned by a Capital Suisse fund named Zooley. Capital Suisse was to fund three million dollars to Petsmarketing Inc. but defaulted. Petsmarketing Inc.’s insurance fund collapsed. W. Russell Smith and Bob Cashman were the officers of Petsmarketing Inc. After the sale of Petshealth Insurance Agency, Inc. W. Russell Smith and Bob Cashman resigned and, one year later, Petsmarketing Inc. changed its name to PS Management Holdings and retained a minority interest in Hartville Group. New owners of PS Management Holdings established PS Management Holdings as a venture fund, which has now been bankrupt and discharged.

On September 9, 2002, Hartville Group, Inc. changed its name to Hartville Equestrian, Inc. Venturelist.com, a reporting company, provided an Internet portal for start-up businesses seeking investment capital and accredited investors seeking to invest via the private equity market. Venturelist.com’s executives and directors were Patrick R. Greene, the Secretary and Director and Kris Lafour, the President and Director. In 2002, Venturelist.com had no operations and its management was seeking a merger partner. Venturelist.com, Inc. changed its name to Hartville Group, Inc. on September 9, 2002. On September 12, 2002, Hartville Group, Inc., formerly Venturelist.com, Inc., acquired 100% of the issued and outstanding shares of Hartville Equestrian, Inc., formerly Hartville Group, Inc. in exchange for 2,251,000 post forward split shares (Venturelist.com, Inc affected a 4:1 forward stock split on September 11, 2002) of Venturelist.com, Inc.’s common stock. Patrick R. Greene and Kris Lafour resigned from Hartville Group, Inc. The reverse merger transaction with Venturelist.com, Inc. gave us a listing on the NASD-OTC Bulletin Board. Our common stock trades under the stock symbol “HTVL”. On October 3, 2003, the Board of Directors elected to amend the Articles of Incorporation to eliminate the provisions for preferred stock.

Hartville Equestrian, Inc. remains a subsidiary of Hartville Group and its officers and directors are W. Russell Smith and Dr. Tom Neuzil.

Government Regulation and Licenses

Most aspects of Hartville Group’s operations are regulated by government agencies. Each state of the United States of America regulates the conduct of Insurance business within its borders. This is done by the Department of Insurance, a subdivision of the State Government. The Department sets forth the policies of insurance that may be sold in the state and licenses all person that sell policies. Hartville Group’s 100% owned subsidiary Petsmarketing Insurance.Com agency is licensed by 50 State Departments of Insurance.

Hartville Group’s 100% owned subsidiary Hartville Insurance Company, Ltd is licensed as a reinsurance company by the government—Monetary Authority—of the Cayman Islands, British West Indies. The government regulates the kind of policies we may reinsure, who may manage us, the way our finances are maintained, and the way our resources may be invested. We contract with Caledonian Insurance Services Limited, a division of Caledonian Bank, to provide insurance management services for Hartville Insurance Company, Ltd. Caledonian Insurance Services Limited provides to us the services of an insurance manager for the purposes of managing the insurance business carried on by us, including, without providing the services of an nsurance company manager with powers to accept and decline any proposals of insurance received by or on behalf of us, subject always to such policies, directions and controls as may be made or exercised, from time to time, by us and the terms of the business plan then in force and effect as lodged in respect of us with the Cayman lslands Monetary Authority or such other statutory or governmental authority as may, from time to time, assume responsibility for the governance and regulation of the insurance industry in the Cayman Islands.

The Competition

Hartville Group, Inc.’s major competitors are Veterinary Pet Insurance (VPI) and Pet Care. VPI has by far the largest position with an estimated 85% of the insurance market in the United States with a premium revenue of approximately $34.4 million and 172,000 policies. VPI is 65% owned by Scottsdale Insurance Company, which in turn is a wholly owned subsidiary of Nationwide Mutual Insurance Company. Pet Care Insurance is underwritten by Lincoln National Insurance Company. Other competitors include Companion Care and Blue Paw, both newly in business. In comparison, Petsmarketing has developed $3.7mm of written premium in the last 36 months and has 15,562 active policies. Of that $3.7mm, we only record 30% of the collected and earned premium as commissions and the portion ceded to our reinsurance company, thus, since we only reinsurer 40%, 60% of the premium is not reflected in our financials since it does not flow to Hartville Group.

Our management believes that we have a competitive advantage in the insurance coverage design since our competition replicates a major medical plan and is not specific to this market. The policy is a true indemnity plan with a $100 annual deductible with the insurance company covering 80% of the customary veterinary costs with the insured responsible for 20%. Administrative costs have been held down thereby enabling the policy to be reasonably priced. Marketing strategies can provide companies a competitive advantage. Hartville Group through its exclusive marketing alliances with the “Garfield” trademark and the Catalina Marketing Company—that markets directly in grocery stores and pet super stores—prevents competition from entering the same distribution channels. Assuming the underwriting risk on the policies and acting a merely a sales and marketing agency allows us to design specific and unique products for marketing strategies.

Employees

We employed 44 full-time personnel as of April 1, 2004. The staff reviews all policy applications and issues policies; and reviews all claims and issues payment of claims when appropriate. We usually pay all proper claims in 30 days or less. The staff maintains all records and makes all required reports to the various regulating authorities and reinsurers.

Recent Events

On October 20, 2003 Hartville Group, Inc. completed a five million dollar ($5,000,000) private placement of its common stock. Part of the proceeds of this private placement satisfied all outstanding obligations of a promissory note owing to Samir Financial II LLC. As part of this transaction, Whiskers Inc. sold 900,000 shares of its Hartville stock to Hartville Group to satisfy its obligations under its agreement to provide financing for Hartville Group. This transaction fulfilled the obligations of Whiskers, Inc. to Hartville Group.

Barron Partners exercised its 1,921,053 warrants in December 2003 and paid Hartville Group $3,650,000 in exchange for its stock.

Management’s Discussion and Analysis or Plan of Operation

We are organized into three reportable segments: the holding company (Hartville Group, Inc.), and the old holding company (Hartville Equestrian, Inc.), the insurance agency (Petsmarketing Insurance.com Agency, Inc.), and the reinsurance company (Hartville Insurance Company, LTD). Hartville Group currently generates revenue from (2) two sources. First, Petsmarketing Insurance.com Agency (Agency) receives 30% of the premiums on policies written as a commission. Second, Hartville Insurance Company earns underwriting profit on the insurance risk that it assumes. The policies written by the Agency are partly reinsured by Hartville Insurance Company. The premiums received by Hartville Group less claims paid equals underwriting profit. The business risk ceded-assumed-by Hartville Group has historically been approximately 20% of premiums written. Starting January 1, 2003 this was increased to 40% of premiums written.

Our income is comprised of two business segments; First, commission income on the sale of pet insurance policies; and second, underwriting profits generated from the insured policy risk retained by us. In the period ending December 31, 2003, our reinsurance company reported sharing on a quota share basis at a 40% ceded risk. Therefore, 40% of the 70% net premiums, that is, gross premium less commissions of 30%, is reflected on our income statement as premium income. This amount is then adjusted to reflect all fees, claims, and administrative expenses to arrive at the overall net income. Since our ceded risk participation is only 40% the remaining 60% of the net income, premiums do not flow through our financial statements since this represents income for non-related third party reinsurers.

Managing risk to secure an underwriting profit is the principal activity of an insurance company, i.e., spreading the risk. Supply investors with claim loss ratios to premium dollars of actual paid claims including reasonable estimates on claims incurred but not yet reported to the company best illustrates the profitability of the insurance program. These ratios also provide management as well as investors on the rate adequacy of the premiums offered on the various pet insurance policies.

General:

First Petsmarketing Insurance.Com Agency (Agency) receives 30% of the premiums on policies written as a commission.

Hartville Group currently generates revenue from two sources. First, commissions paid to our marketing and administrative agency—Petsmarketing Insurance.com Agency for marketing and administering the plan for insureds. At the present time, 30% of the premium represents the gross revenue for this division;

Second, Hartville Insurance Company earns underwriting profit on the insurance risk that it assumes. The policies written by the Agency are partly reinsured by Hartville Insurance Company. The premiums received by us less claims paid equals underwriting profit. The business risk ceded—assumed—by us has historically been approximately 20% of premiums written. In the twelve-month period ending December 31, 2003, Hartville Group assumed 40% of the risk. Business risk ceded represents the percentage of underwriting risk assumed by us as a reinsurer. In 2002, we assumed 20% and in 2003 increased this position to 40%. In 2003, we instituted a rate increase to the policy, tightened policy coverage on long term conditions concurrent with updating the customary fee schedule utilized by the company in claims adjudication. These operational and risk management changes improved the overall profitability of the program. While we increased our ceded risk from 20% to 40%, the program’s profitability improved thereby reducing the overall expense to premium ratio.

Our primary business line is pet health insurance. We are located in North Canton, Ohio. This locating was chosen as a result of favorable insurance regulation—little to no retaliatory barriers to entry in selling its pet insurance policy in all other states, and cost of living. Since this product requires an efficient back office administrative center cost of living plays an important role in the selection process of a company location. The Akron Canton Ohio area is also home to other successful full service—back office insurance centers—such as Progressive Insurance and Nationwide.

Management believes that there are indications that the pet insurance market is shifting onto a more dynamic track and a preponderance of positive factors appear to support the projection of potential gains in the years ahead for pet insurance providers. For example: a) sharply rising veterinary costs are driving pet owners into the arms of pet insurance providers; b) stimulating all pet-related markets is an ongoing psychographic trend sometimes referred to as the humanization of pets, whereby pets are increasingly being treated as full-fledged members of the family; c) Accordingly to the Pet Food Institute’s 2002 Pet Incidence Trend Report, both the cat and dog populations have experienced steady growth during the past two decades; d) due to better veterinary care, expanded treatments options, and pet owners’ willingness to spend ever-larger amounts to keep their pets healthy, more and more pets are living to a ripe old age; e) direct-to-consumer marketing will be the primary pet insurance market driver in the years ahead; and f) albeit indirectly, pet insurance marketers stand to benefit from the entry of large consumer packaged goods (CPG) companies into the field of pet products and services, a trend that management believes is already well underway.

Problems in the reinsurance markets have been reinsurers withdrawing from lines of business including pet insurance. Additionally, reinsurers limiting the available commissions that can be paid, i.e., in 2001 gross commissions were 32.5% with an additional 5% allowed for loss adjustment expense (claims processing); in recent years 2003 gross commissions were caped at 30% and some markets allowed for a 5% LAE expense while some carriers included it in the overall 30% allowance. We have mitigated this volatility by establishing our own reinsurance company. When at the point we assume the greatest risk (i.e., as a lead reinsurer) we then set the terms that other participating companies will follow.

Our total in-force written annual insurance premium is $8,254,827 of which we assume 40% of the underwriting risk. The maximum policy exposure per any one occurrence is $5,000.

Surplus Capacity

Surplus capacity is a company’s ability to write insurance policies. If sales grow at a rate greater than a company can grow its surplus as a quota share insurer, such company could have to reduce its risk participation in order to write business or stop writing business. Insurance company typically can write four times their surplus; for example, with $1 million surplus reserves a company could write $4 million in premiums if they were assuming 100% of the claims risk. If premium sales grew to $5 million, such company would have to: a) increase reserves; b) reduce its risk participation from 100% to 80%; or c) cease writing business until reserves could be increased. An insurance company domiciled in the US can write 3 to 1 of its surplus and remain in good standing with state department of insurance, e.g., with $1 million in surplus an insurer could write $3 million of premium. Offshore reinsurance companies such as Hartville Insurance Company have greater writing leverage up to 5 to 1 and possibly greater, i.e., 8 to 1 depending on the line of business, claims experience, limits of liability, and length of exposure after cancellation of a policy.

Market Risks

Management also recognizes the risks in our market. Management believes that during the next five years, the U.S. pet insurance market will also witness an influx of companies from a number of other providers. The prominence of the Sainsbury’s and Tesco supermarket chains as established pet insurance providers in the United Kingdom, along with the more recent entry of Marks & Spencer, indicates that a major retail front—even one that is not pet-specific—is an potential competitor. Management anticipates that, as a prospective pet insurance player, the world’s largest retailer, Wal-Mart, may be a likely candidate to be a national competitor with us. Like PETsMART and PETCO, a key component of Wal-Mart’s expansion strategy is an increased emphasis on customer services, and Wal-Mart has experienced a high degree of success with is Ol’ Roy private-label line of dog food.

Our fiscal year end is December 31.

Results of Operations

Premiums written for the twelve-month period ending December 31, 2003 were $8,241,408. This resulted in gross revenue of $4,811,850, as compared to the twelve months ended December 31, 2002, which had a premium written of $5,841,703 resulting in gross revenue of $1,796,026.

Loss (claims) ratio for the twelve-month period—treaty 2003 specific—ending December 31, 2003 was 37%. This compares to the loss ratio for the twelve-month period—treaty 2002 specific—ending December 31, 2002 of 45%. The loss ratio for these periods including loss adjustment expenses was 43% for 2003 and 50% for 2002. Factoring in an IBNR (Incurred but not yet reported) allowance for the 2003 treaty the projected loss ratio with LAE is 50% on the Petshealth Care Plan. LAE is loss adjustment expense. These are the fees charged by the agency to administer claims. They have always been 5% of premium and factored into the commission allowance of 30%. It is broken out so the reinsurers could share in this expense.

Within 5 business days, we record all newly received claims. In preparing month end reports 15 to 20 days post month end, we report case reserves and IBNR up through the actual reporting date. Insureds’ typically report claims with 30 days, thus claims that have been incurred but not yet reported would be relatively small give then fact that the company reports in process claims and case reserves through the date of actual reporting, e.g., month end June 2004 would be reported 7/20/04, thus in process claims up through and including 7/20/04 would be accounted for. Our company case reserves and IBNR are reviewed annually by an independent actuary for adequacy and formulary. We apply the paid out percentage of submitted to claim payments to arrive at estimated net claim payment that will eventually be paid on newly submitted claims.

Our reinsurance treaties are on a calendar year basis and depending on when a policy is issued, e.g., a treaty period of Jan 1 2002 through Dec 31, 2002 will have claims experience and earned premium in 2003 if a policy were issued on December 5, 2002. Therefore, the development of the overall treaty experience—earned to incurred—will take 24 months to develop. As a result the fourth quarter results on claims to premium will increased since treaties are coming to closure, i.e., little to no earned premium but significant claims. Historically, we have improved underwriting performance as witnessed in 2002 to 2003, and as such deliver early results to our financials until historic reinsurance treaties mature as indicated (24 months).

The casualty Actuarial Services Division of Aon Risk Consultants conducted an actuarial study of the overall experience of Petshealth Care Plan from their inception in January 1998 through April 2002. They also reviewed the overall rate adequacy of the new rates being used currently by the insurance company. The aggregate pure loss ratio was 55.7% and was relatively stable month to month with some upward trending over time. The new rates reflect an overall 21% rate increase and are projected to achieve a 55% loss ratio in the 2003 period. This leaves 40% to cover acquisition administration and profit.

The actual loss ratio has proven to be better than expected.

Operating expenses were $3,696,991 for the twelve-month period ended December 31, 2003 compared to operating expenses of $1,780,089 for the twelve months ended December 31, 2002. The increase in operating expenses is principally due to losses and expenses from an increase in volume of premium sales. The increased general and administrative expenses are due to an increase in volume of premium sales. Operating expenses is a ratio of revenues, thereby increasing revenues would bring down this ratio. Revenues are indicated come from Agency commissions and risk retention that both stem from insurance premiums. The Agency has increase policy sales thereby increasing premiums. Also, by our increasing our risk retention from 20% to 40%, we increased our portion of premium dollars which flowed through us. These two factors increased revenues thereby reducing the expense ratio.

Operating income for the twelve-month period ending December 31, 2003 was $1,114,859. This compares to the twelve-month period ending December 31, 2002 of $15,937. Operating income is income from insurance operations. The increase in income is attributed to the increase in sales.

Other income increased from $45,062 for the year ended December 31, 2002 to $95,559 for the year ended December 31, 2003. Other income is interest income on policy reserves.

Other expense decreased from $24,980 for the year ended December 31, 2002 to $0 for the year ended December 31, 2003. Other expense is expenses associated with the operations of the parent company.

The net income for the twelve months ended December 31, 2003 was $860,418 or $.18 per share. This compares to a net income of $36,019 or $.02 per share for the year ended December 31, 2002.

In the next 12 operating months, we intend to acquire an equine insurance agency thereby brokering animal mortality insurance products to horses.

We also intend to acquire a U.S. Property and Casualty insurance company in order to eliminate our dependency on a fronting—underwriting—insurance company. Hartville Group executed a Letter Option Agreement to purchase a property and casualty insurance company and made a public announcement of this transaction on January 28, 2004. Following due diligence, a non-binding Letter of Intent was executed on March 31, 2004, specifying the closing requirements that would form part of the final Purchase Agreement. On April 1, 2004, Hartville Group executed a Services Agreement with the Department of Insurance to assume the operating control of the property and casualty insurance company proposed to be purchased. Management believes that the formal Purchase Agreements will be executed imminently. Management cautions that even though Hartville Group has agreements with the interested parties and is now finalizing the formal Purchase Agreements, this transaction will still not be effective until approval is received by the Department of Insurance of the insurance company’s state of domicile. There can be no assurances that such approval will be received. This company is in Confidential Conservation with the company’s state of domicile Department of Insurance; however, management believes the transaction will receive state regulatory approval and the transaction will be consummated in the second quarter of 2004. This transaction will enable Hartville Group to place its own policies on or about July 1, 2004, which management anticipates will result in an immediate savings of 5% or more of the dollar premium cost for each policy sold.

As previously mentioned, Hartville Group had used Clarendon National Insurance Company and now uses State National Insurance Company to underwrite its pet insurance policies at a fee of 5 to 7 percent. By owing our own company, this fee will be eliminated. The capital requirements to undertake these operating changes while marketing the pet insurance product is as follows: horse insurance agency $800,000; insurance company $500,000 in acquisition costs followed by posting insurance reserves of at least $2 million increasing to $15 million as we increase our revenues in more states and premiums increase. The statutory minimum surplus deposit for a P&C company domiciled in Texas is $2 million. The $500,000 represents the cost to buy the company, i.e., $100,000 plus $300,000 brokerage fee together with legal and audit cost to close the purchase thus $500,000. $15 million represents the amount of capital surplus deposit required for an insurance company to be admitted in all US states.

We will look to our current revenues to fund our operations. However, we may seek additional private financing.

Description of Properties

We currently lease 2,500 square feet of office space at 7551 N. Main St North Carton, Ohio. The space is leased for five years at a rate of $2,383 per month. The property is in good condition and sufficient to meet the needs of Hartville Group at this time. Hartville Group does not plan to obtain additional space in the foreseeable future; however, if Hartville Group is successful in raising additional funds the resulting growth could require Hartville Group to acquire additional space.

Furniture and fixtures	$8,078
Equipment	161,906
Software	57,313
Leasehold Improvements	17,404

244,701
Less: accumulated depreciation	(110,881)

Property and equipment are carried at cost. Maintenance, repairs and renewals are expensed as incurred. Depreciation of property and equipment is provided for over their estimated useful lives, which range from three to seven years, using the straight-lined method.

Certain Relationships and Related Transactions

On February 19, 2003 Hartville Group, Inc. and Petsmarketing Insurance.com Agency, Inc. entered into a loan and security agreement with Samir Financial II, L.L.C. The amount borrowed was $3,000,000 at 30% interest due February 19, 2004 with an option to extend for an additional year as long as there are no defaults under the agreement. The business assets of the Companies secure the loan. We used the proceeds of the October 20, 2003 private placement to retire the $3,000,000 note payable.

On October 20, 2003, Hartville Group completed a five million dollar ($5,000,000) private placement of its securities. In that private placement, 5,263,158 shares of restricted common stock of our were issued to certain private investors for a purchase price of $0.95 per share, pursuant to the provisions of a Stock Purchase Agreement between Hartville Group and certain investors. In addition, the investors received 2,631,579 warrants to purchase common stock of Hartville Group at $1.90 per share. The exercise price of the warrants and the number of shares of common stock of Hartville Group or other securities at the time issuable upon exercise of the warrants shall be appropriately adjusted to reflect any stock dividend, stock split, combination of shares, reclassification, recapitalization or other similar event affecting the number of outstanding shares of stock or securities. Part of the proceeds of this private placement satisfied all outstanding obligations of the promissory note owing to Samir Financial II, L.L.C. There is no relationship with Samir Financial II, L.L.C and us other than that of borrower and lender. As part of this transaction a stockholder (Whisker’s, Inc.) of Hartville Group returned 900,000 shares of its holdings in satisfaction of $1,921,500 of its receivable with Hartville Group. The price received by Whisker’s, Inc. was based on value received as of October 20, 2003 in contrast to the investors who were receiving restricted shares requiring an extended holding period. In addition, Whisker’s, Inc. was compensated for selling stock which was expected to increase in value with the infusion of capital. These shares were included in the 5,263,000 shares sold in the private placement. The proceeds for the sale of these shares were used to retire the receivable from Whisker’s, Inc. We used the proceeds of this transaction to retire the $3,000,000 note payable described above.

We lease our building from a non-related party in an arms length transaction.

We had an officer receivable at December 31, 2003 for $26,055, this receivable bears interest at 5% per annum.

Summit Financial Partners, LLC has acted as a promoter of Hartville Group. Summit Financial Partners, LLC, controlled by Anthony Altavilla, is an Indianapolis based strategic consulting and financial communication firm. Summit Financial Partners, LLC has received 500,000 of our shares of common stock for their services. Such services include assisting us in meeting investment bankers, introducing us to brokerage firms to inform such firms of our company and encourage analyst coverage and general business consulting.

On September 1, 2002, Whiskers, Inc., a non-affiliated or related Colorado corporation that was formed in May 2000, which provides investment services to emerging companies, was engaged by Hartville to secure capital funding in exchange for restricted common stock. Whiskers secured a public relations firm for

Hartville along with the $3 million interim bridge loan. Furthermore, Whiskers, as a guarantor to this loan secured several other funding proposals to retire this loan. These firms included: the Larus Funds, Bonanza Capital and La Jolla Cove Capital. Ultimately, a $5 million stock purchase transaction that included warrants, which is the basis for this registration statement, was closed. As part of a Settlement Agreement with Whiskers that was executed October 27, 2003, whom previously committed to providing equity financing, in the event that a debt instrument was executed, Whiskers would cover the costs associated with such financing. After nine months from closing the interim debt transaction, an equity transaction was consummated. The accrued receivable that represented its obligated debt costs due from Whiskers at this time amounted to $1,936,500. As part of the equity transaction and the attainment of a maximum number of outstanding shares, Whiskers returned 900,000 shares of its common stock for a price of $2.15 to retire its outstanding indebtedness. This transaction thereby reduced the outstanding shares and brought about the closure of the equity transaction. The control persons of Whisker’s Inc., are Valarie Serino, Richard Johnson, and Alan Stags

We have no parents and there is no holding company with control over us.

Market for Common Equity and Related Stockholder Matters

Hartville Group trades on the OTC Bulletin Board under the symbol “HTVL.OB.” There are approximately 118 shareholders of record of our common stock.

Executive Compensation

Summary Compensation Table

The following table sets forth information with respect to compensation paid by Hartville Group to the President and compensation to named executive officer’s that exceeds $100,000:

SUMMARY COMPENSATION TABLE

	Annual Compensation				Long Term Compensation
Name	Year	Salary	Bonus	Other Annual Compensation	Awards Restricted Stock	Underlying Options/ SARS	Payouts LTIP Payouts	Other Compensation
W. Russell Smith III	2003	$45,000	0	0	0	0	0	0
President	2002	$59,000	0	0	0	0	0	0
Director	2001	0	0	0	0	0	0	0

Hartville Group has no employment contracts. Hartville Group does not have a bonus or stock option plan at this time. Officers and directors are elected annually.

No compensation is paid to our executives from any subsidiary of Hartville Group.

Because no options, stock appreciation rights or Long-Term Incentive Plans have been granted to any of the executive officers as of December 31, 2003, the information and tables otherwise required by this Item, which relate to such forms of compensation has been omitted.

As of December 31, 2003, Hartville Group was in the process of recruiting additional members to the Board of Directors and subsequently establishing a Compensation Committee. Currently the Compensation Committee are performed by the Board of Directors.

Financial Statements

The financial statements required by this Item, the accompanying notes thereto and the reports of independent accountants are included as part of this Form SB-2 immediately following the signature page.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

On October 31, 2003, Hartville Group’s independent auditor, Terrance L. Kelley, CPA, combined with another CPA to form the accounting firm of Pollard-Kelley Auditing Services, Inc. Hartville Group then engaged Pollard-Kelley Auditing Services, Inc. as our successor independent auditor. On October 31, 2003, we engaged Pollard-Kelley Auditing Services, Inc. to act as our independent certified public accountant. Pollard-Kelley Auditing Services, Inc. replaces Terance L. Kelley, CPA. On October 31, 2003 Terance L. Kelley, CPA, the Registrant’s auditor and the auditor affirmed by our shareholders, combined with another CPA to form the accounting firm of Pollard-Kelley Auditing Services, Inc. Our Board of Directors Registrant subsequently engaged Pollard-Kelley Auditing Services, Inc. as our successor independent auditor and this appointment will be affirmed at the next shareholders’ meeting. Since we appointed Pollard-Kelley Auditing Services, Inc. on October 31, 2003, there have been no disagreements with Terance L. Kelley, CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure or any reportable events.

The decision to utilize the services of Pollard-Kelley Auditing Services, Inc. did not involve a dispute between Hartville Group and Mr. Kelley on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, but merely reflected the combination by Mr. Kelley of his accounting practice, in corporate form with Mr. Pollard’s accounting practice.

There were no disagreements with Mr. Kelley over accounting treatment over the period of his services. For the most recent fiscal year of 2002 and any subsequent interim period through Terance L. Kelley, CPA’s amalgamation into Pollard-Kelley Auditing Services, Inc. on October 31, 2003, there has been no disagreement between Hartville Group, Inc. and Terance L. Kelley, CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Terance L. Kelley, CPA would have caused it to make a reference to the subject matter of the disagreement in connection with its reports.

ADDITIONAL INFORMATION

Currently, we are not required to deliver our annual report to security holders. However, we will voluntarily send an annual report, including audited financial statements, to any shareholder that requests it. We are subject to the information requirements of the Securities Exchange Act of 1934 and in accordance therewith will file reports, proxy statements and other information with the Commission and provide shareholders with the information required under the Securities Act of 1934.

We are filing this registration statement on form SB-2 under the Securities Act of 1933, as amended, with the Securities and Exchange Commission with respect to the shares of our common stock offered through this prospectus. This prospectus is filed as a part of that registration statement and does not contain all of the information contained in the registration statement and exhibits. Statements made in this registration statement are summaries of the material terms of the referenced contracts, agreements or documents of Hartville Group and are not necessarily complete. We refer you to our registration statement and each exhibit attached to it for a more detailed description of matters involving Hartville Group , and the statements we have made in this prospectus are qualified in their entirety by reference to these additional materials.

You may inspect the registration statement, exhibits and schedules filed with the Securities and Exchange Commission at the Commission’s principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained from the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 : l-800-SEC-0330. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Securities and Exchange Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and information regarding registrants that file electronically with the Commission.

Pollard-Kelley Auditing Services, Inc. Auditing Services	3250 West Market Street Suite 307, Fairlawn, OH 44333 (330) 864-2265

Independent Auditors Report

Hartville Group, Inc. and Subsidiaries

Canton, Ohio

We have audited the consolidated Balance Sheet of Hartville Group, Inc. and Subsidiaries as of December 31, 2003 and 2002 and the related Consolidated Statements of Income, Consolidated Changes in Stockholders’ Equity, and Consolidated Statement of Cash Flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on those financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Audits include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Audits also include assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referenced above present fairly, in all material respects, the financial position of Hartville Group, Inc. and Subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles accepted in the United States of America.

Pollard-Kelley Auditing Services, Inc.

Terance L. Kelley

Certified Public Accountant

Fairlawn, Ohio

January 29, 2004

Hartville Group, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2003 and December 31,2002

	December 31, 2003	December 31, 2002
ASSETS

Current Assets
Cash	$7,653,463	$601,807
Commissions receivable	687,377	105,658
Other receivables	154,284	168,773
Prepaid expenses	69,588	51,358

Total Current Assets	8,564,712	927,596

Fixed Assets
Property and equipment—net	242,484	100,345
Deferred policy acquisition costs—net	886,566	452,563

	1,129,050	552,908
Other Assets
Licensing fees. Less accumulated amortization of $32,886 and $21,324	21,603	26,470
Other non-current assets	831,420	285,801
Investments	—	156

	853,023	312,427

Total Assets	$10,546,785	$1,792,931

See accompanying notes to financial statements.

Hartville Group, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2003 and December 31, 2002

	December 31, 2003	December 31, 2002
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	$310,303	$78,422
Accrued expenses	172,877	61,529
Premium deposits	766,094	390,516
Due to fronting carrier	—	46,630
Accrued taxes	350,000	—
Current portion of long-term debt	5,821	15,045

Total Current Liabilities	1,605,095	592,142
Long-Term Debt	25,703	3,974

Total Liabilities	1,630,798	596,116

Stockholders' Equity
Common stock, 50,000,000 shares authorized:
$.001 par value; 12,096,909 and 3,026,870 issued and outstanding at December 31, 2003 and 2002	12,097	3,027
Additional paid in capital	8,451,977	1,652,293
Retained earnings (deficit)	451,913	(408,505)
Stock purchase receivable	—	(50,000)

	8,915,987	1,196,815

Total Liabilities and Stockholders' Equity	$10,546,785	$1,792,931

Hartville Group, Inc. and Subsidiaries

Consolidated Statement of Income

For the Years Ended December 31, 2003 and 2002

	December 31, 2003	December 31, 2002
Commissions	$1,952,452	$865,723
Premiums	2,859,398	930,303

	4,811,850	1,796,026
Losses and expenses	1,588,185	662,904
Ceded costs	737,878	283,562
General and administrative	1,370,928	833,623

	3,696,991	1,780,089

Operating Income (loss)	1,114,859	15,937
Other income	95,559	45,062
Other expense	—	(24,980)

Income (Loss) before taxes	1,210,418	36,019
Provision for taxes	350,000	—

NET INCOME (LOSS)	$860,418	$36,019

Net income (loss) per common share	$0.18	$0.02
Weighted average common shares outstanding	4,886,616	2,295,980

See accompanying notes to financial statements

Hartville Group, Inc. and Subsidiaries

Consolidated Statement of Stockholders’ Equity

For the Years Ended December 31, 2003 and 2003

	Common Shares	Stock Amount	Additional Paid in Capital	Accumulated Deficit	Stock Purchase Receivable	Total Stockholders’ Equity
Balance January 1, 2002	2,001,000	$2,001	$1,523,413	$(321,024)	$(50,000)	$1,154,390
Acquisition of Venturelist.com, Inc.	760,244	760	122,740	(123,500)	—	—
Sale of shares	250,000	250	6,000	—	—	6,250
Stock issued for investment	15,626	16	140	—	—	156
Net income	—	—	—	36,019	—	36,019

Balance December 31, 2002	3,026,870	3,027	1,652,293	(408,505)	(50,000)	1,196,815
Sale of shares	7,794,177	7,794	6,747,860	—	—	6,755,654
Stock issued for services	1,275,862	1,276	51,824	—	—	53,100
Receipt of stock purchase receivable	—	—	—	—	50,000	50,000
Net income	—	—	—	860,418	—	860,418

	12,096,909	$12,097	$8,451,977	$451,913	$—	$8,915,987

See accompanying notes to financial statements

Hartville Group, Inc. and Subsidiaries

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2003 and 2002

	December 31, 2003	December 31, 2002
Cash flows from operating activities
Net Income	$860,418	$36,019
Adjustments to reconciliation net loss to net cash provided by operating activities
Depreciation	45,598	40,986
Amortization	170,465	86,492
Stock for services expenses	53,100	—
(Increase) commissions receivable	(581,719)	(54,747)
Decrease (increase) Other receivables	14,489	(156,295)
(Increase) Prepaid expenses	(18,230)	(18,496)
(Increase) Licensing fees	(4,490)	—
Increase Accounts payable	231,881	40,970
Increase Accrued expenses	111,348	31,732
Increase Premium deposits	375,578	200,841
(Decrease)/increase Unearned commissions	—	(30,062)
Increase/(decrease) Due to fronting carrier	(46,630)	46,630
Increase Accrued taxes	350,000	—

Net Cash Provided by /(Used for ) Operating Activities	1,561,808	224,070

Cash Flows from Investing Activities
Increase Deferred policy acquisition costs	(595,111)	(309,747)
Increase Property and equipment	(187,737)	(49,307)
Increase Other non-current assets	(545,463)	(122,027)

Net Cash Used for Investing Activities	(1,328,311)	(481,081)

Cash Flows from Financing Activities
Decrease (increase) in Stock purchase receivable	50,000	(50,000)
Proceeds from notes payable	3,033,056	21,406
Payment on notes payable	(3,020,551)	(15,391)
Sale of common stock	6,755,654	6,250

Net Cash Provided from Financing Activities	6,818,159	(37,735)

Net Increase in Cash and Cash Equivalents	7,051,656	(294,746)
Cash and Cash Equivalents—Beginning	601,807	896,553
Cash and Cash Equivalents—Ending	$7,653,463	$601,807

See accompanying notes to financial statements

HARTVILLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Stage Company

Until October 1, 2003 Hartville Group, Inc. and Subsidiaries (the Company) were development stage companies as defined under Statements of Financial Accounting Standards No. 7. Hartville Group, Inc. was incorporated in the state of Nevada on February 1, 2001 as a holding company of Petsmarketing Insurance.com Agency, Inc., incorporated in the state of Ohio, which sells sickness and accident policies for domestic household pets, for Hartville Group, Inc. and for Hartville Insurance Company, LTD, which was incorporated in the Cayman Islands on October 19, 2001 and holds a restricted class B Insurer’s License under the laws of the Cayman Islands.

On February 1, 2002 Petsmarketing, Inc. transferred its entire interest in Petsmarketing Insurance.Com Agency, Inc. to Hartville Group, Inc. (A Nevada Corporation) in exchange for 1,500,000 shares of Hartville Group. Also at the same time Petsmarketing, Inc. transferred its entire interest in Hartville Insurance Company, LTD (A Cayman Island Corporation) to Hartville Group Inc. in exchange for 500,000 shares of Hartville Group. When the transfer was complete Petsmarketing, Inc. owned 2,000,000 of the 2,001,000 shares outstanding of Hartville Group, Inc., thereby making Hartville Group, Inc. a subsidiary of Petsmarketing, Inc. Since there was no significant change in ownership, the transaction was accounted for as similar to a pooling of interests with all assets and liabilities recorded at historical values.

On September 12, 2002 Hartville Group, Inc. the holding company was acquired by Venturelist.com, Inc. a Nevada public reporting corporation. Venturelist.com was a shell at the time of the acquisition and therefore the acquisition was treated as a reverse merger whereby the acquired company is treated as the acquiring company for accounting purposes. Venturelist.com, Inc. changed it’s name to Hartville Group, Inc. at the time of the acquisition and at the same time Hartville Group, Inc. changed its name to Hartville Equestrian, Inc.

On October 17, 2003 the Company completed a $5,000,000 private placement of its common stock. As part of this transaction the majority stockholder of the Company returned 900,000 shares of its holdings in satisfaction of $1,921,500 of its receivable with the Company. These shares were included in the 5,263,000 shares sold in the private placement. The proceeds for the sale of these shares were used to retire the receivable from the majority shareholder. The Company used the proceeds of this transaction to retire the $3,000,000 note payable. The agreement sold each share at $0.95 each and

HARTVILLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

gave the purchaser two shares a warrant to purchase an additional share of the Company’s stock for $1.90 per share. The warrants expire in three years.

The Company is required to register the common shares thus sold within six months of the transaction. If the Company fails to register the shares within the six-month period it is to pay liquidated damages to the investors of 12% per annum of the purchase price.

The Company, when originally organized, was to include both an insurance agency and a reinsurance company, which would take an 80% to 90% quota share participation in the pet health insurance thereby increasing the portion of risk and profits retained by the Company. On October 1, 2003 this goal was basically accomplished; therefore, the Company exited the development stage.

Hartville Insurance Company LTD has taken a 40% quota share (compared to a 20% per quota share in 2002) participation in the pet health insurance originated by Petsmarketing Insurance.com Agency, Inc. and insured by a nationally licensed insurance company. The remaining 60% of risk (80% in 2002) was ceded to re-insurers. On April 1, 2003 the Company changed fronting carrier and because of this the Company was able to assume 100% of the risk for one quarter in 2003, thereby increasing its re-insurance profits for the year. The policies have been issued on a “claims made” basis with policy limits of $5,000 per occurrence with an annum aggregate of $13,000 for veterinarian’s fees and $5,000 per animal for mortality.

The consolidated financial statements include the accounts of Petsmarketing Insurance.com Agency, Inc., Hartville Equestrian, Inc. and Hartville Insurance Company, LTD; all wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition Policies

Policies are issued for a term of one year, thus the Company recognizes commissions on a 1/12 annual basis as premiums are received. In the event premiums are paid in advance; for example a policy on which the annual premium is paid in advance, the liability, unearned commissions is recognized until the premium is earned on a 1/12 annual basis. Commissions receivable, represent commissions due the company from

HARTVILLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Clarendon National Insurance Company for premiums received during the previous month. Premium deposits are recorded as cash at year end with the recording of a corresponding liability to the reinsurance carriers. Ceded costs represent the proportional losses paid on policies under the reinsurance agreements. Hartville Insurance Company, LTD is a reinsurance company. It receives its income on a net basis. That is, the Company’s revenue is net of claims paid and expenses. However, for accounting purposes this amount is grossed up to show gross premium revenues and expenses of claims paid and loss allowances. Policy Holder’s have a thirty-day right to review trial period, revenue is recognized on a 1/12 annual premium basis as described above, and a policy is not issued until payment is received by the Company.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company accounts for income taxes under the provisions of Statements of Financial Accounting Standards No. 109 “Accounting for Income Taxes”, which requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company’s financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates. The Company has no differences between book and tax accounting. The income through December 31, 2003 has exhausted the net operating loss carry forward. Accordingly a tax provision and corresponding liability has been recognized in the third quarter for estimated state and federal taxes.

Federal tax provision	$300,000
State tax provision	50,000

Total provision	$350,000

HARTVILLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other Receivables

On February 19, 2003 the Company entered into an agreement with its majority shareholder for full reimbursement of all costs including interest in connection with the loan the Company entered into on the same day. The balance due under this agreement was $1,921,500 and was paid in full in the fourth quarter of 2003.

Other receivables include $26,055 due from an officer and shareholder at December 31, 2003.

Deferred Policy Acquisition Cost

Costs incurred in connection with policy acquisition have been capitalized and are amortized over the estimated life of the policies acquired. These costs are charged against earnings on a straight-line basis over 60 months. Total costs deferred at December 31, 2003 were $1,153,335 with accumulated amortization through that date of $266,769.

Property and Equipment

Property and equipment are carried at cost. Maintenance, repairs and renewals are expensed as incurred. Depreciation of property and equipment is provided for over their estimated useful lives, which range from three to seven years, using the straight-lined method.

Software Development Costs

The Company has expended $818,183 in software development costs through December 31, 2003 for internal use software. The software being developed is called PUPPS© a proprietary software, which will provide a common data base for applications, policy underwriting, billing, policy issuance, claims processing, reporting and interface with financial reporting. The software is entirely proprietary. The Company will amortize these costs over its estimated useful life, which has not been determined at this time, once development is completed. It is anticipated that the software will be operational in 2004.

HARTVILLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Liability for Unpaid Claims

The Company pays claims on a claims made basis whereby claims are only paid while the policy is in force. Any liability for unpaid claims at period end is included in accounts payable.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risks

During 2003 and at December 31, 2003, the Company had deposits in banks in excess of the FDIC insurance limit.

NOTE 2 – OTHER NONCURRENT ASSETS

Other noncurrent assets represent software costs associated with the development of the Company’s computer system in the amount of $818,182. The software being developed is called PUPPS© a proprietary software which will provide a common data base for applications, policy underwriting, billing, policy issuance, claims processing, reporting and interface with financial reporting. The software is entirely proprietary. As of December 31, 2003, the software is still under development and has not been placed in service. Also included are insurance license costs of $12,573 and organization costs of $665.

HARTVILLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003

NOTE 3 – FIXED ASSETS

Property and equipment are summarized by major classifications as follows:

	December 31,	December 31,
	2003	2002
Furniture and fixtures	$51,784	$5,979
Equipment	222,996	117,685
Software	58,562	55,563
Leasehold Improvements	44,520	10,899
	377,862	190,126
Less: accumulated depreciation	(135,378)	(89,781)

	$242,484	$100,345

Deferred policy acquisition costs are summarized as follows:

	December 31,	December 31,
	2003	2002
Deferred policy acquisition costs	$1,153,335	$573,420
Less: accumulated amortization	(266,769)	(120,857)

	$886,566	$452,563

Future amortization on Deferred policy acquisition costs:

2004	$233,116
2005	$227,949
2006	$195,545
2007	$158,947
2008	$71,009

NOTE 4 – NOTES PAYABLE

On February 19, 2003 Hartville Group, Inc. and Petsmarketing Insurance.com Agency, Inc. entered into a loan and security agreement with a finance company. The amount borrowed was $3,000,000 at 30% interest due February 19, 2004 with an option to extend for an additional year as long as there are no defaults under the agreement. The business assets of the Company’s secure the loan. The President of the Company and the Company’s majority shareholder also guarantee the loan. Under a separate agreement

HARTVILLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003

NOTE 4 – NOTES PAYABLE-CONTINUED

with the Company’s majority shareholder; the shareholder will assume all costs in connection with this loan including the periodic interest charges. The balance due on this note was paid in full in the fourth quarter of 2003.

On June 14, 2001 the Company entered into a lease purchase arrangement with a finance company for a phone system. The total borrowed was $17,807. The note calls for 24 monthly payments of $858 including interest at 15.7%. The last three payments were prepaid when the note was signed. The balance outstanding at December 31, 2003, was $0. The equipment financed secures the note.

On May 9, 2002 the Company entered into a lease purchase arrangement with a finance company for a computer system. The total borrowed was $21,406. The note calls for 24 monthly payments of $1,021 including interest at 13.4%. The last three payments were prepaid when the note was signed. The balance outstanding at December 31, 2003 was $999. The equipment financed secures the note.

On June 15, 2003 the Company entered into a lease purchase arrangement with a finance company for the purchase of two printers. The total borrowed was $33,056. The note calls for 60 monthly payments of $718 including interest at 13.4%. The first payment was prepaid when the note was signed. The balance outstanding at December 31, 2003 was $30,525. The equipment financed secures the note.

On October 24, 2003 the Company signed a note for $150,000 at 10%, payable on demand after a period of six months. Subsequently the Company loaned $150,000 to the same parties on the same terms. For financial statement presentation the two loans and accrued interest have been offset.

Maturities on long-term debt are as follows:

2003	$5,821
2004	$6,000
2005	$6,355
2006	$7,264
2007	$6,085
Thereafter	$-0-

HARTVILLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003

NOTE 5 – EQUITY

During 2003 the Company issued 1,275,862 shares for services. The Company valued 900,000 shares at $52,725 the invoice value of the services rendered and 375,862 shares at $375 the par value of the shares issued.

NOTE 6 – COMMITMENTS

The Company’s leasing operations consist principally of the leasing of office space under an operating lease that expires on April 30, 2005.

The following is a schedule, by years of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2003.

Year ending December 31	Amount
2004	43,200
2005	26,400

Total	$69,600

Rental expense was approximately $44,377 and $29,368 for the years ending December 31, 2003 and 2002 respectively.

The Company has an ongoing Licensing Agreement for the “Garfield” comic strip characters created by Jim Davis. The agreement runs through 2008 and for years 2004 and after it calls for payment of royalties on a sliding scale of 5% on the first $10 million in annual premiums to 1% on annual premiums over $100 million. In addition common stock purchase warrants are paid each year on a sliding scale of 25,000 warrants on the first $10 million in annual premiums to 100,000 on annual premiums over $100 million. The warrants call price shall be 75% of the Company’s stock market price at the time the warrants are exercised. The discount will be capitalized and amortized over the remaining life of the agreement.

HARTVILLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003

NOTE 7 – NON-QUALIFIED STOCK OPTION PLAN

In 2003, the Board of Directors of the Company adopted a Non-qualified Stock Option Plan, granting options to purchase an aggregate of not more than 2,500,000 shares of common stock may be granted from time to time to key employees (including officers), consultants and members of the Board of Directors of Hartville Group, Inc. The Plan is administered by a committee, which consists of the members of the Board of Directors. The per share exercise price of the options granted under the Plan will be not less than 100% of the fair market value per share of common stock on the date the options are granted.

NOTE 8- RELATED PARTY TRANSACTIONS

At December 31, 2003 the Company has an accounts receivable on its books from an officer and shareholder for $26,055 the receivable bears interest at 5%.

NOTE 9 – OPERATING SEGMENTS

The Company organizes its business into three reportable segments: the holding company (Hartville Group, Inc.), and the old holding company (Hartville Equestrian, Inc.), the insurance agency (Petsmarketing Insurance.com Agency, Inc.), and the reinsurance company (Hartville Insurance Company, LTD).

A breakdown by segment is as follows:

Hartville Group, Inc. and Subsidiaries
Consolidated Balance Sheet
Details of Consolidation
December 31, 2003

	Business Segments
ASSETS	Combined		Parent	Shell	Agency	Insurance Co
Current Assets
Cash	$7,653,463	$—	$4,727,832	$—	$867,620	$2,058,011
Commissions receivable	687,377	(794,279)	—	—	687,377	794,279
Other receivable	154,284	(104,111)	234,340	3,000	21,055	—
Prepaid expense	69,588	—	29,711	—	36,929	2,948

	8,564,712	(898,390)	4,991,884	3,000	1,612,980	2,855,238

Fixed Assets
Property and equipment—net	242,484	—	—	—	242,484	—
Deferred policy acquisition costs
— net	886,566	—	—	—	886,566	—

	1,129,050	—	—	—	1,129,050	—

Other Assets
Licensing fees—net	21,603	—	—	—	21,603	—

Other non-current assets	831,420	—	—	665	830,755	—
Investments	—	(2,312,131)	2,312,131	—	—	—

	853,023	(2,312,131)	2,312,131	665	852,358	—

	$10,546,785	$(3,210,521)	$7,304,015	$3,665	$3,594,388	$2,855,238

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Notes payable	$—	$—	$—	$—	$—	$—
Accounts payable	310,303	(104,111)	—	5,565	107,002	301,847
Accrued expenses	172,877	—	—	—	158,144	14,733
Premium deposits	766,094	(794,279)	—	—	1,560,373	—
Unearned commissions	—	—	—	—	—	—
Accrued taxes	350,000	—	350,000	—	—	—
Current portion long-term debt	5,821	—	—	—	5,821	—

	1,605,094	(898,390)	350,000	5,565	1,831,339	316,580
Long-Term Debt	25,703	—	—	—	25,703	—

Total Liabilities	1,630,798	(898,390)	350,000	5,565	1,857,043	316,580
Stockholders’ Equity
Common stock	12,097	(1,100)	12,097	100	—	1,000
Additional paid capital	8,451,977	(2,311,031)	7,244,409	—	1,432,114	2,086,484
Deficit accumulated	451,913	—	(302,492)	(2,000)	305,231	451,174

	8,915,987	(2,312,131)	6,954,015	(1,900)	1,737,346	2,538,658

	$10,546,785	$(3,210,521)	$7,304,015	$3,665	$3,594,388	$2,855,238

Hartville Group, Inc. and Subsidiaries
Consolidated Statement of Income
Details of Consolidation
For the Year Ended December 31, 2003

	Business Segments
	Combined		Parent	Shell	Agency	Insurance Co
Commissions and fees income	$1,952,452	$—	$—	$—	$1,952,452	$—
Premiums	2,859,398	—	—	—	—	2,859,398

	4,811,850	—	—	—	1,952,452	2,859,398

Losses and expenses	1,588,185	—	—	—	—	1,588,185
Ceded costs	737,878	—	—	—	—	737,878
General and administrative	1,370,928	—	(182,058)	—	1,499,943	53,043

	3,696,991	—	(182,058)	—	1,499,943	2,379,106

Operating income	$1,114,859	$—	$182,058	$—	$452,509	$480,292

Supplemental Information
2003
Depreciation	$45,598	$—	$—	$—	$45,598	$—
Amortization	$170,465	$—	$—	$—	$170,465	$—
Taxes	$350,000	$—	$57,000	$—	$142,000	$151,000
Marketing expenses	$219,231	$—	$—	$—	$219,231	$—
2002
Marketing expenses	$76,207	$—	$—	$—	$76,207	$—

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors and Officers.

Hartville Group’s Articles of Incorporation, as amended and restated, eliminate the personal liability of directors to Hartville Group or its stockholders for monetary damages for breach of fiduciary duty to the extent permitted by Nevada law. Hartville Group’s Bylaws provide that Hartville Group shall have the power to indemnify its officers and directors to the extent permitted by Nevada law. Nevada law authorizes a corporation to indemnify directors, officers, employees or agents of the corporation in non-derivative suits if such party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, as determined in accordance with Nevada law.

The provisions affecting personal liability do not abrogate a director’s fiduciary duty to Hartville Group and its shareholders, but eliminate personal liability for monetary damages for breach of that duty. The provisions do not, however, eliminate or limit the liability of a director for failing to act in good faith, for engaging in intentional misconduct or knowingly violating a law, for authorizing the illegal payment of a dividend or repurchase of stock, for obtaining an improper personal benefit, for breaching a director’s duty of loyalty, which is generally described as the duty not to engage in any transaction which involves a conflict between the interest of Hartville Group and those of the director, or for violations of the federal securities laws.

The provisions regarding indemnification provide, in essence, that Hartville Group will indemnify its directors against expenses (including attorneys fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding arising out of the director’s status as a director of Hartville Group , including actions brought by or on behalf of Hartville Group (shareholder derivative actions). The provisions do not require a showing of good faith. Moreover, they do not provide indemnification for liability arising out of willful misconduct, fraud, or dishonesty, for “short-swing” profits violations under the federal securities laws, for the receipt of illegal remuneration or if the director received a benefit in money, property or services to which the director is not legally entitled. The provisions also do not provide indemnification for any liability to the extent such liability is covered by insurance.

The provisions also limit or indemnify against liability resulting from grossly negligent decisions including grossly negligent business decisions relating to attempts to change control of Hartville Group .

Hartville Group may also purchase and maintain insurance for the benefit of any director or officer that may cover claims for which we could not indemnify such person.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to court of appropriate jurisdiction. We will then be governed by the court’s decision.

Other Expenses of Issuance and Distribution

The following statement sets forth the estimated expenses in connection with the offering described in the Registration Statement.

Securities and Exchange Commission Fee	$9,082
Accountants’ Fees and Expenses	11,585
Legal Fees and Expenses	50,000
Blue Sky Fees and Expenses	5,000
Printing and Mailing Costs	2,000
Miscellaneous	1,000

TOTAL	$33,667

Recent Sales of Unregistered Securities.

In September 2002, Hartville Group issued an aggregate of 20,000 shares of common stock to two individuals in consideration for marketing and related services rendered. Hartville Group believes that the transaction was exempt from registration pursuant to Rule 506 and Section 4(2) of the Securities Act as a transaction by an Issuer not involving a public offering as the recipient had sufficient knowledge and experience in financial and business matters that it was able to evaluate the merits and risks of an investment in Hartville Group, it had access to the type of information normally provided in a prospectus, and since the transaction was non-recurring and privately negotiated.

In October 2002, Hartville Group issued 15,626 shares of common stock to an individual in consideration for marketing and related services rendered. Hartville Group believes that the transaction was exempt from registration pursuant to Rule 506 and Section 4(2) of the Securities Act as a transaction by an Issuer not involving a public offering as the recipient had sufficient knowledge and experience in financial and business matters that he was able to evaluate the merits and risks of an investment in Hartville Group, he had access to the type of information normally provided in a prospectus, and since the transaction was non-recurring and privately negotiated.

On July 16, 2003, Hartville Group issued 250,000 shares to Donna Smith for marketing and related services. The shares were issued in a private transaction, not involving any public solicitation or commissions, and without registration in reliance on the exemption provided by Rule 506 and Section 4(2) of the Securities Act as a transaction by an Issuer not involving a public offering as the recipient had sufficient knowledge and experience in financial and business matters that she was able to evaluate the merits and risks of an investment in Hartville Group, she had access to the type of information normally provided in a prospectus, and since the transaction was non-recurring and privately negotiated.

On September 29, 2003, Hartville Group issued J.G. Capital 25,000 shares for services related to business consulting. The shares were issued in a private transaction, not involving any public solicitation or commissions, and without registration in reliance on the exemption provided by Rule 506 and Section 4(2) of the Securities Act as a transaction by an Issuer not involving a public offering as the recipient had sufficient knowledge and experience in financial and business matters that it was able to evaluate the merits and risks of an investment in Hartville Group, it had access to the type of information normally provided in a prospectus, and since the transaction was non-recurring and privately negotiated.

On September 30, 2003, Hartville Group issued 1,549,826 shares to employees that exercised their stock options paying us $420,000. The shares were issued in a private transaction, not involving any public solicitation or commissions, and without registration in reliance on the exemption provided by Rule 506 and Section 4(2) of the Securities Act as a transaction by an Issuer not involving a public offering as the recipients had sufficient knowledge and experience in financial and business matters that they were able to evaluate the merits and risks of an investment in Hartville Group, they had access to the type of information normally provided in a prospectus, and since the transaction was non-recurring and privately negotiated.

On October 15, 2003, Hartville Group issued 150,000 shares to C. James Jensen and 150,000 shares to Eli Morgan for $0.50 per share for marketing and related services. The shares were issued in a private transaction, not involving any public solicitation or commissions, and without registration in reliance on the exemption provided by Rule 506 and Section 4(2) of the Securities Act as a transaction by an Issuer not involving a public offering as the recipients had sufficient knowledge and experience in financial and business matters that they were able to evaluate the merits and risks of an investment in Hartville Group, they had access to the type of information normally provided in a prospectus, and since the transaction was non-recurring and privately negotiated.

On October 20, 2003, Hartville Group issued an aggregate of 500,000 shares to Summit Partners, LP for services. . Such services include assisting us in meeting investment bankers, introducing us to brokerage firms to inform such firms of our company and encourage analyst coverage and general business consulting. The shares were issued in a private transaction, not involving any public solicitation or commissions, and without registration in reliance on the exemption provided by Rule 506 and Section 4(2) of the Securities Act as a transaction by an Issuer not involving a public offering as the recipient had sufficient knowledge and experience in financial and business matters that it was able to evaluate the merits and risks of an investment in Hartville Group, it had access to the type of information normally provided in a prospectus, and since the transaction was non-recurring and privately negotiated.

On October 20, 2003, Hartville Group issued 5,263,158 shares to accredited investors in exchange for $5,000,000. The shares were issued in a private transaction, not involving any public solicitation or commissions, and without registration in reliance on the exemption provided by Rule 506 and Section 4(2) of the Securities Act as a transaction by an Issuer not involving a public offering as the recipients had sufficient knowledge and experience in financial and business matters that they were able to evaluate the merits and risks of an investment in Hartville Group, they had access to the type of information normally provided in a prospectus, and since the transaction was non-recurring and privately negotiated.

On October 20, 2003, Hartville Group issued to accredited investors 2,375,000 warrants to purchase our common stock at $1.90 per share. The warrants were issued in a private transaction, not involving any public solicitation or commissions, and without registration in reliance on the exemption provided by Rule 506 and Section 4(2) of the Securities Act as a transaction by an Issuer not involving a public offering as the recipients had sufficient knowledge and experience in financial and business matters that they were able to evaluate the merits and risks of an investment in Hartville Group, they had access to the type of information normally provided in a prospectus, and since the transaction was non-recurring and privately negotiated.

On December 21, 2003, Hartville Group issued 100,000 shares to employees that exercised their options at $0.60 per shares paying Hartville Group $60,000. The shares were issued in a private transaction, not involving any public solicitation or commissions, and without registration in reliance on the exemption provided by Rule 506 and Section 4(2) of the Securities Act as a transaction by an Issuer not involving a public offering as the recipients had sufficient knowledge and experience in financial and business matters that they were able to evaluate the merits and risks of an investment in Hartville Group, they had access to the type of information normally provided in a prospectus, and since the transaction was non-recurring and privately negotiated.

On January 1, 2004 Whiskers, Inc. returned 900,000 shares of common stock to Hartville Group as cancellation of a debt due Hartville Group in the amount of $1,936,500.

Hartville Group’s common stock is considered a “penny stock” as defined in certain rules (the “Rules”) under the Securities Exchange Act of 1934. In general, a security which is not quoted on NASDAQ or has a market price of less than $5 per share where the issuer does not have in excess of $2,000,000 in net tangible assets (none of which conditions we meet) is considered a penny stock. The SEC’s rules regarding penny stocks impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally persons with net worth in excess of $1,000,000 or an annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the Rules, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser’s written agreement to the transaction prior to the sale. Thus the Rules affect the ability of broker-dealers to sell our shares should they wish to do so because of the adverse effect that the Rules have upon liquidity of penny stocks. Unless the transaction is exempt under the Rules, under the Securities Enforcement Remedies and Penny Stock Reform Act of 1990, broker-dealers effecting customer transactions in penny stocks are required to provide their customers with (i) a risk disclosure document; (ii) disclosure of current bid and ask quotations if any; (iii) disclosure of the compensation of the broker-dealer and its sales personnel in the transaction; and (iv) monthly account statements showing the market value of each penny stock held in the customer’s account. As a result of the penny stock rules, the market liquidity for Hartville Group’s securities may be severely adversely effected by limiting the ability of broker-dealers to sell the Hartville Group’s securities and the ability of purchasers of the securities to resell them.

Exhibits

Exhibit Number	Description

3.1	Articles of Incorporation (1)

3.2	By-Laws of Venturelist.com (1)

4.1	Form of Specimen of common stock (1)

4.2	2003 Non-Qualified Stock Option Plan (2)

5.1	Legal opinion of Joseph I. Emas, Attorney At Law with consent to use (7)

10.1	Exchange Agreement between Hartville Group, Inc. formerly Venturelist .com, Inc., and Hartville Equestrian, Inc., Formerly Hartville Group, Inc. (3)

10.2	Certificate of Amendment to Articles of Incorporation. (3)

10.1	Stock Purchase Agreement with Whiskers, Inc. (4)

10.2	Promissory Note with Samir Financial II, L.L.C. (4)

10.3	Loan and Security Agreement with Samir Financial II, L.L.C. (4)

10.4	Hartville Group, Inc. Common Stock Warrant (4)

10.5	Stock Purchase Agreement between Hartville Group, Inc. and certain Investors, dated October 8, 2003 (5)

10.6	Agreements with Caledonian Insurance Services Limited (6)

10.7	Agreement with Paws, Incorporated.(7)

10.8	Agreement with State National Insurance Company (7).

16.1	Letter on change in certifying accountant(6)

23.1	Consent of Accountants (7)

23.2	Consent of Joseph I. Emas (included in Exhibit 5.1) (7)

(1)	Filed as an Exhibit to Hartville Group’s registration statement on Form SB-2 (File No. 333-48544 ) and herein Incorporated by reference.

(2)	Included as an Exhibit to Hartville Group’s Registration Statement on Form S-8 filed on February 19, 2003 (File No. 333-103319) including all pre and post effective Amendments thereto, and incorporated herein by reference.

(3)	Filed as an Exhibit to Hartville Group’s Form 8-K filed on September 16, 2002.

(4)	Filed as an Exhibit to Hartville Group’s Form 10-KSB/A filed on April 24, 2003

(5)	Filed as an Exhibit to Hartville Group’s Form 8-K filed on November 10, 2003.

(6)	Filed as an Exhibit to Hartville Group’s registration statement on Form SB-2/A (File No. 333-48544 ) filed on June 29, 2004 and herein Incorporated by reference.

(7)	Filed herewith.

Undertakings

The undersigned registrant hereby undertakes:

1 (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

(2) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(3) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(4) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement

(i) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(ii) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

(c) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City North Canton, State of Ohio on June 29, 2004.

/s/ W. Russell Smith III

By:	W. Russell Smith III
President, Chief Executive Officer, Chairman of the Board

/s/ Christopher Chaney

Christopher Chaney, Chief Financial Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

Signatures	Title	Date

/s/ W. Russell Smith III W. RUSSELL SMITH III	Chairman of the Board, Chief Executive Officer, and President	June 29, 2004.

/s/ Dr. Tomas Neuzil DR. TOMAS NEUZIL	Director	June 29, 2004.

/s/ Roger A. Kimmel, Jr. ROGER A. KIMMEL, JR.	Director	June 29, 2004.

/s/ Alan Joseph Kaufman ALAN JOSEPH KAUFMAN	Director	June 29, 2004

/s/ Nicholas John Leighton NICHOLAS JOHN LEIGHTON	Director	June 29, 2004

/s/ Christopher Chaney CHRISTOPHER CHANEY	Chief Financial Officer	June 29, 2004

Power of Attorney

ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints W. Russell Smith III, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any one of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

June 29, 2004.

By:	/s/ W. Russell Smith III
W. Russell Smith III
President, Chairman of the Board

Exhibit Index

Exhibit Number	Description

5.1	Legal opinion of Joseph I. Emas, Attorney At Law with consent to use

10.7	Agreement with Paws, Incorporated.

10.8	Agreement with State National Insurance Company

23.1	Consent of Accountants